

GRAINGER®

FOR THE ONES WHO GET IT DONE

2009 Annual Report

Company Information

W.W. Grainger, Inc., with 2009 sales of $6.2 billion, is the leading broad-line supplier of facilities maintenance products serving businesses and institutions in the United States and Canada, with an expanding presence in Japan, Mexico, India, China and Panama. Through a highly integrated network including branches, distribution centers and Web sites, Grainger's employees help customers get the job done.

For more information on Grainger, visit www.grainger.com/investor.

2009 Sales by Customer Category



Agriculture and Mining 4%
Reseller 4%
All Others 7%
Commercial 20%
Retail/Wholesale 8%
Light Manufacturing 9%
Government 19%
Contractor 13%
Heavy Manufacturing 16%



Sales
Dollars in billions
2005 5.53
2006 5.88
2007 6.42
2008 6.85
2009 6.22



Earnings per Share – Diluted*
Dollars
2005 3.78
2006 4.24
2007 4.91
2008 5.97
2009 5.62



Return on Equity
Percent
2005 15.9
2006 17.2
2007 19.7
2008 23.0
2009 20.2

Financial Highlights

(In thousands of dollars, except per share amounts)	2009	2008	% Change
Income Statement			
Net sales	$6,221,991	$6,850,032	(9.2)%
Gross profit	2,598,526	2,808,222	(7.5)%
As a percent of net sales	41.8%	41.0%	
Operating earnings	665,224	782,672	(15.0)%
As a percent of net sales	10.7%	11.4%	
Earnings before income taxes	707,337	773,218	(8.5)%
As a percent of net sales	11.4%	11.3%	
Net earnings attributable to W.W. Grainger, Inc.	$430,466	$475,355	(9.4)%
As a percent of net sales	6.9%	6.9%	
Per Share			
Earnings – basic*	$5.70	$6.07	(6.1)%
Earnings – diluted*	$5.62	$5.97	(5.9)%
Cash dividends paid	$1.78	$1.55	14.8%
Average number of shares outstanding – diluted	74,891,852	77,887,620	(3.8)%
Balance Sheet and Cash Flow			
Working capital	$1,354,716	$1,382,375	(2.0)%
Cash flow from operations	732,396	530,066	38.2%
Additions to property, buildings and equipment and capitalized software	139,951	196,148	(28.7)%
Financial Ratios and Other Data			
Return on average shareholders' equity	20.2%	23.0%	
Return on average total capitalization	16.4%	20.3%	
Return on invested capital (ROIC)**	24.9%	29.8%	
Number of branches	612	617	
Number of employees	18,006	18,334	(1.8)%


Return on Invested Capital**
Percent
2005 25.5
2006 26.4
2007 28.5
2008 29.8
2009 24.9


Share Repurchases
Shares in millions
2005 2.4
2006 7.0
2007 7.1
2008 5.7
2009 4.5


Dividends Paid
Dollars per share
2005 0.92
2006 1.11
2007 1.34
2008 1.55
2009 1.78

* See Notes, page 6

** See page 7 for definition

To Our Shareholders



James T. Ryan
Chairman, President and
Chief Executive Officer

For many of the companies in our industry, basic survival was the top business priority last year. And while Grainger was not exempt from the impact of one of the worst economic downturns in the company's 83-year history, 2009 was a year in which we captured market share, extended our leadership position and provided value for shareholders by choosing to focus on the opportunities rather than the challenges. Our decisions to reduce costs, made early in the recession, kept the company financially strong and made it possible to aggressively execute on long-term growth objectives instead of retrenching into a myopic and defensive posture.

This is why Grainger's results for 2009, although down from 2008, were consistently better than both the market and the competition. While weak economic conditions were primarily responsible for a 9 percent decline in sales and a 6 percent decline in earnings per share, the business generated $732 million in cash from operations, up 38 percent and a historic company best. We returned almost 70 percent of that cash to shareholders through share repurchase and quarterly dividends, which increased for the 38th consecutive year. In total, Grainger repurchased 4.5 million shares of stock and paid out $135 million in dividends.

2009 was a tough year for many of our customers. Faced with shrinking budgets, dwindling resources and tightening credit, people responsible for keeping their workplaces safe, efficient and functioning turned to Grainger. Our customers consistently told us that we did not disappoint. In fact, our customer satisfaction scores throughout the year were at all-time highs.

Here is just one example of how we helped a customer in this challenging environment. Early in 2009, one of our large transportation customers consolidated purchasing activities for three large segments of its business in an effort to reduce costs. As a result, the total number of suppliers was slashed from more than 5,000 to about 30, with Grainger emerging as the clear winner in the maintenance, repair and operating (MRO) category. We won this business largely because we helped this customer understand how our broad product line and industry-leading product availability could help him get his job done more efficiently and cost effectively. At a time when this customer's business was down almost 30 percent, Grainger's business with this company increased.

Highlights of 2009

- **Posted revenues of $6.2 billion**
- **Earned a pretax return on invested capital of nearly 25 percent**
- **Improved gross profit margins by 80 basis points**
- **Generated record cash flow of $732 million**
- **Returned $507 million to shareholders in the form of share repurchase and quarterly dividends**

Helping customers is how we grow. Here are some of the other ways that Grainger invested across the company in 2009 to better serve our customers, capture market share and drive profitable growth.

In the U.S. business, we:

- Continued to add new products to our already broad line at an unprecedented rate. In 2009, we added 74,000 products for the 2010 catalog, the most ever in a single year. Products added to our offering over the last four years accounted for $934 million in sales in 2009. And we are not done yet. We believe that we can grow the number of products for the next several years, which we expect will continue to be a significant contributor to our sales growth.

- Launched a new and improved search engine for our Grainger.com Web site as we continue to invest in customer service and our e-commerce capability to make it easier for our customers to find and purchase MRO products. Last year, e-commerce represented almost 24 percent of our sales and topped $1 billion for the second straight year.

- Began the process of integrating our Lab Safety Supply and Grainger Industrial Supply businesses. This new platform, which is unrivaled in the industry, will allow us to integrate future acquisitions more efficiently and it allows specialty brand products to be shipped to customers faster than ever before. At the end of the first 12 months, this project has already delivered $22 million in cost savings and $44 million in incremental revenue.

- Took advantage of a depressed real estate market by purchasing property for new distribution centers in the Bay Area of northern California and outside of Chicago. The Bay Area facility is scheduled to be built and open in 2011 and will not only allow Grainger to significantly improve our service to customers on the West Coast, but will also lower our transportation costs considerably. Our new Chicago-area facility, set to open in 2012, will replace our current distribution facility in Niles and will provide substantial opportunity for productivity improvements.

- Added more than 150 sales representatives to drive sales growth by reaching out to new customers and further penetrating existing customers at a time when our competitors were cutting back on product and people.

- Acquired two businesses, Imperial Supplies and Alliance Energy Systems. Imperial is one of our specialty brands focused on the fleet maintenance customer. Alliance is a service business helping customers reach their sustainability goals by reducing energy consumption. Both are now part of Grainger's U.S. business.

Goals for 2010

- **Complete the Lab Safety and Grainger Industrial Supply integration, achieving both cost and revenue goals**
- **Invest in e-commerce capability to continue to drive growth in our fastest growing channel**
- **Expand Grainger's highly profitable globally sourced private label program**
- **Add tens of thousands of new products to our already broad offering to drive incremental sales growth**
- **Continue to optimize our distribution center and branch logistics network by addressing underperforming assets and by capturing productivity gains and transportation savings**

Internationally, we:

- Were recognized as one of the "Most Admired Corporate Cultures" in Canada by leadership search firm Waterstone Human Capital Ltd. Acklands–Grainger Inc. was one of only 10 companies to receive this distinguished award and the first industrial distributor ever recognized.

- Added 60 sales representatives and 15,000 new products to our Acklands–Grainger offering in Canada to drive profitable growth by continuing to reach out and meet the needs of this geographically diverse customer base.

- Took a majority ownership position in MonotaRO Co., Ltd., in Japan, and acquired the remaining stock of Asia Pacific Brands India Private Limited. Both are growing businesses that will help us as we continue to grow and build scale in Asia.

- Acquired the assets of K&D Pratt Industrial Division, a leading distributor in Atlantic Canada with solid customer relationships and service excellence that will further enhance our local presence in the eastern portion of Canada, which is a key growing region.

- Continued to move all of the businesses forward on the path to profitability as the international businesses lost less in 2009 than in 2008. In particular, our Mexican business moved into the black in the fourth quarter and grew sales in a tough economic environment.

Strategic Focus for 2010 and Beyond

In the years to come, Grainger plans to continue to grow the business profitably and gain market share. To do this, we will focus our efforts on becoming not just a *better* partner, but the *indispensable* partner to those who keep workplaces safe, efficient and functioning.

Our leadership team and employees will concentrate our efforts in six key areas that will help us become that indispensable partner.

Areas of Strategic Focus

First, let me assure you that we will continue to do the things we already do well today: a broad product line with industry leading availability powered by a fully integrated IT network, and a culture of customer service and integrity, our hallmark. These are foundational to a great industrial distributor.

Second, we will make it easier for customers to find, purchase and manage their maintenance products. MRO tends to be a very messy and complicated part of a business that often gets

Strategic Areas of Focus for 2010 and Beyond

- **Continue to do the things Grainger currently does well**
- **Allow customers to more easily transact business with Grainger**
- **Provide additional services, especially in Grainger's areas of expertise: safety, sustainability and business continuity**
- **Increase share among small and medium-sized customers**
- **Internationally increase global scale and progress towards profitability**
- **Build awareness of Grainger's total offering among current and prospective customers**

little attention until something breaks. Grainger is committed to making it easier for customers every step of the way.

Third, to meet growing customer demand, we will provide more MRO-related services. For example, today we offer inventory management services at more than 8,000 customer sites in the United States and Canada. On average, customers who participate in this program are some of our fastest-growing accounts.

Fourth, there is a great opportunity to increase our share among small and medium-sized businesses. Today, small and medium-sized organizations represent approximately 80 percent of the market, and we currently have less than 3 percent share with this group. We are working to develop more relevant solutions to meet their needs.

Fifth, we plan to continue to expand internationally in order to achieve three primary objectives:

1. Improve our scale advantage by increasing our purchasing power.
2. Position the company to participate in the developing growth opportunities in Asia, as well as in Central and South America, where we can leverage our U.S. supply chain.
3. Diversify the risk of a heavy U.S. focus.

Sixth, we need to build a greater level of awareness of Grainger's total offering, which includes more than 300,000 products in stock in the United States alone. What we know is that even our best customers spend only a portion of their MRO dollars at Grainger. Our intent is to make customers think of Grainger first for *all* their MRO needs.

Summary

We are emerging from a challenging economic period an even stronger company. Even though the economic landscape is still uncertain, you can be sure that Grainger is financially healthy, and is poised to grow, take market share and leverage our scale.

I want to extend a heartfelt thank you to the 18,000 Grainger employees who never stopped providing outstanding service to our two million customers even though we had to tighten our belts, forego merit increases for salaried employees and reduce positions. Our employees once again showed they are also "the ones who get it done."

I am honored to extend special thanks to Dick Keyser for his many contributions over the years and wish him well as he retires. Dick's leadership successfully guided this company for 23 years, as president, then chief executive officer and finally chairman of the board. Dick became chairman emeritus last year and is stepping down from the board this April. His friendship and mentorship, clear and unwavering vision of where the company needs to go, and unfailing good humor will be deeply missed. At the same time as Dick retires from the board, so does one of our longest serving and most insightful members, Harold B. Smith. Harold has been a member of the board for 29 years. He, too, will be missed.

In closing, I would like to thank you, our shareholders, for supporting what we have done for more than 80 years. We have been there for our customers with the right products to meet their MRO needs. Over the next several years, we must take our partnership to another level beyond just having the products. Our goal is to become an indispensable partner for businesses of all sizes by offering MRO solutions that are so relevant and compelling that Grainger is the first company they think of as they maintain their facilities. Customers around the globe know they can count on us to help them solve their MRO problems and get back to their core job, because we work "for the ones who get it done."



James T. Ryan
Chairman of the Board, President and Chief Executive Officer

February 25, 2010

Corporate Governance at a Glance

Board Accountability

Board is elected by majority vote	Yes
Majority of Directors independent	Yes
Separate Chairman and CEO	No
Independent Lead Director	Yes
Independent Board Affairs and Nominating Committee	Yes
Number of Board meetings held or scheduled	5
Annual Board elections	Yes
Corporate governance guidelines (Operating Principles) approved by the Board	Yes
Board plays active role in risk oversight	Yes
Independent Directors hold meetings without management present	Yes
Board-approved succession plan in place	Yes
The performance of the Board is reviewed regularly	Yes
The performance of each Committee is reviewed regularly	Yes
Board members conduct periodic individual self-evaluations	Yes
Board orientation/education program	Yes
Directors must tender resignation upon a substantive change in career (Criteria for Membership)	Yes
All Directors are expected to attend annual shareholders meeting	Yes
All Directors attended at least 75 percent of Board and Committee meetings	Yes

Financial Disclosure and Internal Controls

Charters for Audit, Compensation, and Board Affairs and Nominating Committees	Yes
Disclosure Committee function for financial reporting	Yes
Independent Audit Committee	Yes
Audit Committee has a financial expert	Yes
Auditors elected at most recent annual meeting	Yes

Shareholder Rights

Shareholders have cumulative voting rights	Yes
Shareholders may call special meetings	Yes
Employees may vote their shares in company-sponsored plans	Yes
All stock-based incentive plans have been approved by shareholders	Yes
An independent tabulator tabulates shareholder votes	Yes
Company has a shareholder rights plan	No
Company posts its articles of incorporation and bylaws on Web site	Yes

Executive Compensation

Independent Compensation Committee	Yes
Board Compensation Committee has independent compensation consultant	Yes
Compensation risk assessment conducted	Yes
Executive compensation is tied to performance; numeric criteria are disclosed	Yes

Corporate Behavior

A company employee is tasked with environmental responsibilities	Yes
Company has environmental, health and safety guidelines	Yes
Environmental and workplace safety policy is disclosed	Yes
Environmental performance is audited by an independent outside firm	No
Company publishes core vision and values statement	Yes
Company compares its governance policies to an external code of best practices	Yes
Company has program in place to monitor its policies on corruption and bribery	Yes
Company has a code of ethics (Business Conduct Guidelines)	Yes
Company has an ethics officer function	Yes
Training on ethical behavior is required for all employees	Yes

For more information on Corporate Governance, visit www.grainger.com.

Corporate Social Responsibility

Across our international communities, Grainger and its employees continue to uphold the company's rich tradition of help and support. In 2009, Grainger donated more than $16 million to not-for-profit organizations through cash, product and employee matching gifts. Grainger continues to expand its commitment to emergency preparedness and relief and technical education. Through its two signature philanthropic programs – Ready When the Time Comes, a national volunteer program, and the Grainger Tools for Tomorrow® scholarship program, Grainger and its employees support the vitality and future of our communities.

2009 Charitable Contributions


Cash Donations 14%
Matching Gifts 16%
Product 70%

Historical Financial Summary

		2009	2008	2007
Financial Summary ($000)	Net sales	$6,221,991	$6,850,032	$6,418,014
	Earnings before income taxes and cumulative effect of accounting change	707,337	773,218	681,861
	Income taxes	276,565	297,863	261,741
	Earnings before cumulative effect of accounting change	430,466	475,355	420,120
	Cumulative effect of accounting change	—	—	—
	Net earnings attributable to W.W. Grainger, Inc.	430,466	475,355	420,120
	Working capital	1,354,716	1,382,375	974,414
	Additions to property, buildings and equipment and capitalized software	139,951	196,148	196,325
	Depreciation and amortization	147,531	139,570	131,999
	Current assets	2,131,515	2,144,109	1,800,817
	Total assets	3,726,332	3,515,417	3,094,028
	Shareholders' equity	2,227,199	2,033,805	2,098,108
	Cash dividends paid	134,684	121,504	113,093
	Long-term debt (less current maturities)	437,500	488,228	4,895
Per Share ($)	Earnings – basic	5.70	6.07	5.01
	Earnings – diluted	5.62	5.97	4.91
	Cash dividends paid	1.780	1.550	1.340
	Book value	30.81	27.20	26.40
	Year-end stock price	96.83	78.84	87.52
Ratios	Percent of return on average shareholders' equity	20.2	23.0	19.7
	Percent of return on average total capitalization	16.4	20.3	19.2
	Earnings before income taxes and cumulative effect of accounting change as a percent of net sales	11.4	11.3	10.6
	Earnings before cumulative effect of accounting change as a percent of net sales	6.9	6.9	6.6
	Cash dividends paid as a percent of net earnings	31.3	25.6	26.9
	Total debt as a percent of total capitalization	19.1	20.7	5.0
	Current assets as a percent of total assets	57.2	61.0	58.2
	Current assets to current liabilities	2.7	2.8	2.2
	Average inventory turnover – FIFO	2.7	2.9	3.1
	Average inventory turnover – LIFO	3.8	4.1	4.3
Other Data	Average number of shares outstanding – basic	73,786,346	76,579,856	82,403,958
	Average number of shares outstanding – diluted	74,891,852	77,887,620	84,173,381
	Number of employees	18,006	18,334	18,036
	Number of account managers	3,144	2,858	2,823
	Number of branches	612	617	610
	Number of products in the Grainger® catalog	307,000	183,000	139,000

Notes: *In the first quarter of 2009, Grainger adopted authoritative guidance on "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." As a result, earnings per share were calculated under the new accounting guidance for 2009, and restated for 2008 and 2007. Earnings per share for 1999–2006 were calculated using the treasury stock method and not restated because it was not practical and is not considered material.*

2002 net earnings include a charge for the cumulative effect of accounting change of $23,921,000, or $0.26 per share, and special credits of $4,458,000, or $0.05 per share, for gains on sales of investment securities and $1,183,000, or $0.01 per diluted share, for the reduction of the reserves established in 2001.

2001 net earnings include a special charge of $36,650,000, or $0.39 per share, to establish a reserve related to the shutdown of Material Logic.

2000 net earnings include gains on the sales of investment securities of $17,860,000, or $0.19 per share.

2006	2005	2004	2003	2002	2001	2000	1999
$5,883,654	$5,526,636	$5,049,785	$4,667,014	$4,643,898	$4,754,317	$4,977,044	$4,636,275
603,023	532,674	445,139	381,090	397,837	297,280	331,595	303,750
219,624	186,350	158,216	154,119	162,349	122,750	138,692	123,019
383,399	346,324	286,923	226,971	235,488	174,530	192,903	180,731
—	—	—	—	(23,921)	—	—	—
383,399	346,324	286,923	226,971	211,567	174,530	192,903	180,731
1,155,763	1,290,188	1,108,384	926,773	898,681	838,800	735,678	600,611
138,737	157,247	160,758	80,486	144,052	107,168	94,913	138,373
118,568	108,782	98,256	90,253	93,488	103,209	106,893	98,227
1,862,086	1,985,539	1,744,416	1,633,413	1,484,947	1,392,611	1,483,002	1,471,145
3,046,088	3,107,921	2,809,573	2,624,678	2,437,448	2,331,246	2,459,601	2,564,826
2,177,615	2,288,976	2,067,970	1,845,135	1,667,698	1,603,189	1,537,386	1,480,529
97,896	82,663	71,243	67,281	66,467	65,445	62,863	58,817
4,895	4,895	—	4,895	119,693	118,219	125,258	124,928
4.36	3.87	3.18	2.50	2.30	1.87	2.07	1.95
4.24	3.78	3.13	2.46	2.24	1.84	2.05	1.92
1.110	0.920	0.785	0.735	0.715	0.695	0.670	0.630
25.90	25.51	22.83	20.27	18.21	17.17	16.37	15.85
69.94	71.10	66.62	47.39	51.55	48.00	36.50	47.81
17.2	15.9	14.7	12.9	12.9	11.1	12.8	13.1
17.2	15.9	14.2	12.3	13.6	10.2	11.2	11.0
10.2	9.6	8.8	8.2	8.6	6.3	6.7	6.6
6.5	6.3	5.7	4.9	5.1	3.7	3.9	3.9
25.5	23.9	24.8	29.6	31.4	37.5	32.6	32.5
0.4	0.4	0.5	7.5	7.2	7.8	17.3	23.3
61.1	63.9	62.1	62.2	60.9	59.7	60.3	57.4
2.6	2.9	2.7	2.3	2.5	2.5	2.0	1.7
3.1	3.2	3.3	2.9	3.2	3.3	3.2	3.2
4.4	4.5	4.6	4.4	4.5	4.7	4.6	4.1
87,838,723	89,568,746	90,206,773	90,731,013	91,982,430	93,189,132	93,003,813	92,836,696
90,523,774	91,588,295	91,673,375	92,394,085	94,303,497	94,727,868	94,223,815	94,315,479
17,074	16,732	15,523	14,701	15,236	15,385	16,192	16,730
2,699	2,507	2,154	1,741	1,650	1,641	1,708	1,879
593	589	582	575	576	579	572	562
115,000	82,400	82,300	88,400	98,700	99,900	85,200	81,100

Note on ROIC

The GAAP financial statements are the source for all amounts used in the Return on Invested Capital (ROIC) calculation. ROIC is calculated using annualized operating earnings based on year-to-date operating earnings divided by a 13-point average for net working assets. Net working assets are working assets minus working liabilities defined as follows: working assets equal total assets less cash equivalents (nonoperating cash), deferred taxes and investments in unconsolidated entities, plus the LIFO reserve. Working liabilities are the sum of trade payables, accrued compensation and benefits, accrued contributions to employees' profit sharing plans and accrued expenses.

Board of Directors



Brian P. Anderson
Former Executive Vice President and Chief Financial Officer, OfficeMax Incorporated, Itasca, Ill.
(1*, 2)



Wilbur H. Gantz
Executive Chairman, PathoCapital LLC
Northbrook, Ill.
(1, 2*,†)



V. Ann Hailey
Former Chief Financial Officer, Gilt Groupe, New York City, N.Y.
(1, 2)



William K. Hall
Founding Partner, Procyon Advisors LLP, Downers Grove, Ill.
(1, 2)



Richard L. Keyser
Chairman Emeritus



Stuart L. Levenick
Group President, Caterpillar Inc., Peoria, Ill.
(2, 3)



John W. McCarter, Jr.
President and Chief Executive Officer, The Field Museum of Natural History, Chicago, Ill.
(2, 3)



Neil S. Novich
Former Chairman, President and Chief Executive Officer, Ryerson Inc., Chicago, Ill.
(2, 3*)



Michael J. Roberts
Chief Executive Officer and Founder, Westside Holdings, LLC, Chicago, Ill.
(2, 3)



Gary L. Rogers
Former Vice Chairman, General Electric Company, Fairfield, Conn.
(1, 2)



James T. Ryan
Chairman, President and Chief Executive Officer



James D. Slavik
Chairman, Mark IV Capital, Inc., Newport Beach, Calif.
(2, 3)



Harold B. Smith
Chairman of the Executive Committee, Illinois Tool Works Inc., Glenview, Ill.
(2, 3)

(1) Member of Audit Committee
(2) Member of Board Affairs and Nominating Committee
(3) Member of Compensation Committee
* Committee Chair
† Lead Director

Executive and Operating Management

Court D. Carruthers
Senior Vice President; President, Grainger International

Timothy M. Ferrarell
Senior Vice President and Chief Information Officer

Nancy A. Hobor
Senior Vice President, Communications and Investor Relations

John L. Howard
Senior Vice President and General Counsel

Ronald L. Jadin
Senior Vice President and Chief Financial Officer

D.G. Macpherson
Senior Vice President, Global Supply Chain

Lawrence J. Pilon
Senior Vice President, Human Resources

Michael A. Pulick
Senior Vice President; President, Grainger U.S.

James T. Ryan
Chairman, President and Chief Executive Officer

John A. Schweig
Senior Vice President, Chief Strategy Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009
OR
[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____


Received SEC
MAR 1 2 2010
Washington, DC 20549

Commission File Number 1-5684
W.W. Grainger, Inc.
(Exact name of registrant as specified in its charter)

Illinois
(State or other jurisdiction of incorporation or organization)

36-1150280
(I.R.S. Employer Identification No.)

100 Grainger Parkway, Lake Forest, Illinois
(Address of principal executive offices)

60045-5201
(Zip Code)

(847) 535-1000
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock $0.50 par value	New York Stock Exchange Chicago Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __X__ No _____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes _____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes _____ No __X__

The aggregate market value of the voting common equity held by nonaffiliates of the registrant was $5,681,567,963 as of the close of trading as reported on the New York Stock Exchange on June 30, 2009. The Company does not have nonvoting common equity.

The registrant had 72,424,927 shares of common stock outstanding as of January 31, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement relating to the annual meeting of shareholders of the registrant to be held on April 28, 2010, are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

Item 1: Business

The Company

W.W. Grainger, Inc., incorporated in the State of Illinois in 1928, distributes facilities maintenance products and provides related services and information used by businesses and institutions primarily in the United States, Canada, Japan and Mexico to keep their facilities and equipment running. In this report, the words "Grainger" or "Company" mean W.W. Grainger, Inc. and its subsidiaries.

Grainger is the leading broad-line supplier of facilities maintenance and other related products and services in North America. Grainger uses a multichannel business model to provide customers with a range of options for finding and purchasing products utilizing sales representatives, direct marketing materials and catalogs. Grainger serves approximately 2.0 million customers through a network of highly integrated branches, distribution centers and multiple Web sites.

During 2009, Grainger acquired two businesses in the United States and one in Canada. Grainger also obtained controlling interest in a business in India at 100% and in Japan at 53%. Their results are consolidated with Grainger from the acquisition dates.

Grainger's two reportable segments are the United States and Canada. In the first quarter of 2009, Grainger integrated the Lab Safety business into the Grainger Industrial Supply business and results are now reported under the United States segment. The Canada segment reflects the results for Acklands – Grainger Inc. Other businesses include the following: MonotaRO Co., Ltd. (Japan), Grainger, S.A. de C.V. (Mexico), Grainger Industrial Supply India Private Limited (India), Grainger Caribe Inc. (Puerto Rico), Grainger China LLC (China) and Grainger Panama S.A. (Panama). These businesses generate revenue through the distribution of facilities maintenance products and provide related services and information. Prior year segment amounts have been restated in a consistent manner. For segment and geographical information and consolidated net sales and operating earnings see **"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations"** and Note 18 to the Consolidated Financial Statements.

Grainger has internal business support functions that provide coordination and guidance in the areas of accounting and finance, business development, communications and investor relations, compensation and benefits, information systems, health and safety, human resources, risk management, internal audit, legal, real estate, security, tax and treasury. These services are provided in varying degrees to all business units.

Grainger does not engage in product research and development activities. Items are regularly added to and deleted from Grainger's product lines on the basis of customer demand, market research, recommendations of suppliers, sales volumes and other factors.

United States

The United States business offers a broad selection of facilities maintenance and other products and provides related services and information through local branches, catalogs and the Internet. In the first quarter of 2009, the Lab Safety business was integrated into the U.S. branch-based business. In addition, two companies were acquired in 2009, Imperial Supplies LLC (Imperial) and Alliance Energy Solutions (Alliance), further broadening the product offering of the United States business. Imperial is a national distributor of quality maintenance products and aftermarket components for the vehicle and fleet industry; Alliance offers value-added services that help customers drive energy efficiency and productivity, with particular expertise in the area of lighting retrofits.

Grainger's United States business offers a combination of product breadth, local availability, speed of delivery, detailed product information and competitively priced products and services. Products offered include material handling equipment, safety and security supplies, lighting and electrical products, power and hand tools, pumps and plumbing supplies, cleaning and maintenance supplies, forestry and agriculture equipment, building and home inspection supplies, vehicle and fleet components and many other items primarily focused on the facilities maintenance market. Services offered include inventory management and energy efficiency solutions.

The United States business operates more than 400 branches located in all 50 states. These branches are located in close proximity to the majority of U.S. businesses and serve the immediate needs of customers in their local markets by allowing them to pick up items directly from the branches. Branches range in size from small branches to large master branches. The branch network has approximately 5,000 employees who primarily fulfill counter and will-call product needs and provide customer service. An average branch is 22,000 square feet in size, has 12 employees and handles about 110 transactions per day. In 2009, three branches were opened and 17 branches were closed.

The logistics network is comprised of a network of 14 distribution centers (DCs) of various sizes, four of which were acquired in a business acquisition during 2009. Automated equipment and processes in the larger DCs allow them to handle the majority of the customer shipping for next day availability and replenish over 400 branches that provide same day availability.

The business has a sales force of approximately 2,400 professionals who help businesses and institutions select the right products to reduce operating expenses and improve cash flow, and find immediate solutions to maintenance problems. Customers range from small and medium-sized businesses to large corporations, governmental entities and other institutions and are primarily represented by purchasing managers or workers in facilities maintenance departments and service shops across a wide range of industries such as: manufacturing, hospitality, transportation, government, retail, healthcare and education. Sales transactions during 2009 were made to approximately 1.7 million customers averaging 95,000 daily transactions. No single customer accounted for more than 5% of total sales.

The majority of the products sold by the United States business are national branded products. Approximately 24% of 2009 sales consisted of private label items bearing Grainger's registered trademarks, including DAYTON® motors, SPEEDAIRE® air compressors, AIR HANDLER® air filtration equipment, DEM-KOTE® spray paints, WESTWARD® tools, CONDOR™ safety products and LUMAPRO® lighting products. Grainger has taken steps to protect these trademarks against infringement and believes that they will remain available for future use in its business. Sales of the remaining items generally consisted of products carrying the names of other well-recognized brands.

The Grainger catalog, most recently issued in February 2010, offers approximately 307,000 facilities maintenance and other products and is used by customers, sales representatives and branch personnel to assist in customer product selection. Approximately 2.4 million copies of the catalog were produced. In addition, Grainger's United States business issues target catalogs for its multiple branded products, as well as other marketing materials.

Customers can also purchase products through grainger.com. With access to more than 600,000 products, grainger.com serves as a prominent service channel for the United States business. Grainger.com provides real-time price and product availability and detailed product information and offers advanced features such as product search and compare capabilities. For customers with sophisticated electronic purchasing platforms, Grainger utilizes technology that allows these systems to communicate directly with grainger.com. Customers can also purchase products through several other branded Web sites.

The United States business purchases products for sale from approximately 2,300 key suppliers, most of which are manufacturers. No single supplier comprised more than 2% of total purchases and no significant difficulty has been encountered with respect to sources of supply.

Through a global sourcing operation, the business procures competitively priced, high-quality products produced outside the United States from approximately 340 suppliers. Grainger sells these items primarily under private label brands. Products obtained through the global sourcing operation include DAYTON® motors, WESTWARD® tools, LUMAPRO® lighting products and CONDOR™ safety products, as well as products bearing other trademarks.

Canada

Acklands – Grainger is Canada's leading broad-line distributor of industrial and safety supplies. In 2009, Acklands – Grainger acquired substantially all of the assets of the K&D Pratt Industrial Division, a distributor of industrial and safety products located in eastern Canada. The Canadian business serves customers through more than 160 branches and five DCs across Canada. Acklands – Grainger distributes tools, fasteners, safety supplies, instruments, welding and shop equipment, and many other items. During 2009, approximately 13,000 sales transactions were completed daily. A comprehensive catalog, printed in both English and French, showcases the product line to facilitate the customer's product selection. This catalog, with more than 75,000 products, is used by customers, sales account managers and branch personnel to assist in customer product selection. In addition, customers can purchase products through acklandsgrainger.com, a fully bilingual Web site.

Other Businesses

Included in the other businesses are the operations in Japan, Mexico, India, Puerto Rico, China, and Panama. The more significant businesses in this group are described below.

Japan

Grainger operates in Japan through a 53% interest in MonotaRO Co., Ltd. (MonotaRO). MonotaRO provides small and mid-sized domestic businesses with products that help them operate and maintain their facilities. MonotaRO is a catalog and a Web-based direct marketer with approximately 70 percent of orders being conducted through the company's Web site, monotaro.com.

Mexico

Grainger's operations in Mexico provide local businesses with facilities maintenance products and other products from both Mexico and the United States. Mexico distributes products through a network of DCs and branches where customers have access to approximately 59,000 products through a Spanish-language catalog and through grainger.com.mx.

China

Grainger operates in China from a DC in Shanghai and has 10 sales offices throughout China that allow sales representatives to work remotely and meet with customers. Customers have access to approximately 59,000 products through a Chinese-language catalog and through grainger.com.cn.

Seasonality

Grainger's business in general is not seasonal, however, there are some products that typically sell more often during the winter or summer season. In any given month, unusual weather patterns, i.e., unusually hot or cold weather, could impact the sales volumes of these products, either positively or negatively.

Competition

Grainger faces competition in all markets it serves, from manufacturers (including some of its own suppliers) that sell directly to certain segments of the market, wholesale distributors, catalog houses, retail enterprises and Internet-based businesses.

Grainger provides local product availability, a broad product line, sales representatives, competitive pricing, catalogs (which include product descriptions and, in certain cases, extensive technical and application data), electronic and Internet commerce technology and other services such as inventory management and energy efficiency solutions to assist customers in lowering their total facilities maintenance costs. Grainger believes that it can effectively compete with manufacturers on small orders, but manufacturers may have an advantage in filling large orders.

Grainger serves a number of diverse markets. Based on available data, Grainger estimates the North American market for facilities maintenance and related products to be more than $160 billion, of which Grainger's share is approximately 4 percent. There are several large competitors, although most of the market is served by small local and regional competitors.

Employees

As of December 31, 2009, Grainger had 18,000 employees, of whom 16,500 were full-time and 1,500 were part-time or temporary. Grainger has never had a major work stoppage and considers employee relations to be good.

Web Site Access to Company Reports

Grainger makes available, free of charge, through its Web site, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports, as soon as reasonably practicable after this material is electronically filed with or furnished to the Securities and Exchange Commission. This material may be accessed by visiting grainger.com/investor.

Item 1A: Risk Factors

The following is a discussion of significant risk factors relevant to Grainger's business that could adversely affect its financial position or results of operations.

Weakness in the economy could negatively impact Grainger's sales growth. Economic and industry trends affect Grainger's business environments. Economic downturns can cause customers to idle or close facilities, delay purchases and otherwise reduce their ability to purchase Grainger's products and services as well as their ability to make full and timely payments. Thus, a significant or prolonged slowdown in economic activity could negatively impact Grainger's sales growth and results of operations. The recent global economic crisis has had a negative effect on Grainger's sales.

The facilities maintenance industry is highly fragmented, and changes in competition could result in a decreased demand for Grainger's products and services. There are several large competitors in the industry, although most of the market is served by small local and regional competitors. Grainger faces competition in all markets it serves, from manufacturers (including some of its own suppliers) that sell directly to certain segments of the market, wholesale distributors, catalog houses, retail enterprises and Internet-based businesses. Competitive pressures could adversely affect Grainger's sales and profitability.

Volatility in commodity prices may adversely affect operating margins. Some of Grainger's products contain significant amounts of commodity-priced materials, such as steel, copper, or oil, and are subject to price changes based upon fluctuations in the commodities market. Grainger's ability to pass on increases in costs depends on market conditions. The inability to pass along costs increases could result in lower operating margins. In addition, higher prices could impact demand for these products resulting in lower sales volumes.

Unexpected product shortages could negatively impact customer relationships, resulting in an adverse impact on results of operations. Grainger's competitive strengths include product selection and availability. Products are purchased from approximately 3,400 key suppliers, no one of which accounted for more than 2% of total purchases. Historically, no significant difficulty has been encountered with respect to sources of supply; however, economic downturns can adversely affect a supplier's ability to manufacture or deliver products. If Grainger were to experience difficulty in obtaining products, there could be a short-term adverse effect on results of operations and a longer-term adverse effect on customer relationships and Grainger's reputation. In addition, Grainger has strategic relationships with key vendors. In the event Grainger was unable to maintain those relations, there might be a loss of competitive pricing advantages which could, in turn, adversely affect results of operations.

The addition of new product lines could impact future sales growth. Grainger, from time to time, expands the breadth of its offerings by increasing the number of products it distributes. In 2006, Grainger launched a multiyear product line expansion program. The continued success of this program is expected to be a driver of growth in 2010 and beyond. Its success will depend on Grainger's ability to accurately forecast market demand, obtain products from suppliers and effectively integrate these products into the supply chain. As such, there is a risk that the product line expansion program will not deliver the expected results which could negatively impact anticipated future sales growth.

Interruptions in the proper functioning of information systems could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues. The proper functioning of Grainger's information systems is critical to the successful operation of its business. Although Grainger's information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, information systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, Grainger's ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses and maintain the security of Company and customer data could be adversely affected.

In order to compete, Grainger must attract, retain and motivate key employees, and the failure to do so could have an adverse effect on results of operations. In order to compete and have continued growth, Grainger must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and support positions. Grainger competes to hire employees and then must train them and develop their skills and competencies. Grainger's operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Fluctuations in foreign currency have an effect on reported results of operations. Foreign currency exchange rates and fluctuations have an impact on sales, costs and cash flows from international operations, and could affect reported financial performance.

Acquisitions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized and have an adverse effect on results of operations. Acquisitions, both foreign and domestic, involve various inherent risks, such as uncertainties in assessing the value, strengths, weaknesses, liabilities and potential profitability of acquired companies. There is a risk of potential losses of key employees of an acquired business and an ability to achieve identified operating and financial synergies anticipated to result from an acquisition. Additionally, problems could arise from the integration of the acquired business including unanticipated changes in the business or industry, or general economic conditions that affect the assumptions underlying the acquisition. Any one or more of these factors could cause Grainger not to realize the benefits anticipated to result from the acquisitions or have a negative impact on the fair value of the reporting units. Accordingly, goodwill and intangible assets recorded as a result of acquisitions could become impaired.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

As of December 31, 2009, Grainger's owned and leased facilities totaled 22.4 million square feet, an increase of approximately 8% from December 31, 2008. This increase is primarily the result of business acquisitions. Additionally, in 2009 Grainger purchased a facility of approximately one million square feet for a new distribution center in Illinois to be opened in 2012. Land was also purchased in California for a new distribution center to be opened in 2011. The United States business and Acklands – Grainger accounted for the majority of the total square footage. Acklands – Grainger facilities are located throughout Canada.

Branches in the United States range in size from 1,300 to 109,000 square feet. Most are located in or near major metropolitan areas with many located in industrial parks. Typically, a branch is on one floor, consists primarily of warehouse space, sales areas and offices and has off-the-street parking for customers and employees. Distribution centers in the United States range in size from 45,000 to 1,300,000 square feet. Grainger believes that its properties are generally in excellent condition and well maintained.

A brief description of significant facilities follows:

Location	Facility and Use (6)	Size in Square Feet (in 000's)
United States (1)	423 United States branch locations	9,371
United States (2)	14 Distribution Centers	5,821
United States (3)	Other facilities	2,028
Canada (4)	173 Acklands – Grainger facilities	2,401
Other Businesses (5)	Other facilities	1,409
Chicago Area	Headquarters and General Offices	1,327
	Total Square Feet	22,357

(1) United States branches consist of 288 owned and 135 leased properties. Most leases expire between 2010 and 2018.
(2) These facilities are primarily owned.
(3) These facilities include both owned and leased locations, consisting of storage facilities, office space, and idle properties including the one million square foot facility for a new distribution center in Illinois.
(4) Acklands – Grainger facilities consist of general offices, distribution centers and branches, of which 58 are owned and 115 leased.
(5) These facilities include owned and leased locations in Japan, Mexico, India, Puerto Rico, China and Panama.
(6) Owned facilities are not subject to any mortgages.

Item 3: Legal Proceedings

Grainger has been named, along with numerous other nonaffiliated companies, as a defendant in litigation in various states involving asbestos and/or silica. These lawsuits typically assert claims of personal injury arising from alleged exposure to asbestos and/or silica as a consequence of products purportedly distributed by Grainger. As of February 2, 2010, Grainger is named in cases filed on behalf of approximately 1,900 plaintiffs in which there is an allegation of exposure to asbestos and/or silica. Grainger has denied, or intends to deny, the allegations in all of the above-described lawsuits.

In 2009, lawsuits relating to asbestos and/or silica and involving approximately 470 plaintiffs were dismissed with respect to Grainger, typically based on the lack of product identification. If a specific product distributed by Grainger is identified in any of these lawsuits, Grainger would attempt to exercise indemnification remedies against the product manufacturer. In addition, Grainger believes that a substantial number of these claims are covered by insurance. Grainger has entered agreements with its major insurance carriers relating to the scope, coverage and costs of defense. While Grainger is unable to predict the outcome of these lawsuits, it believes that the ultimate resolution will not have, either individually or in the aggregate, a material adverse effect on Grainger's consolidated financial position or results of operations.

Grainger is a party to a contract with the United States General Services Administration (the "GSA") first entered into in 1999 and subsequently extended in 2004. The GSA contract had been the subject of an audit performed by the GSA's Office of the Inspector General. In December 2007, the Company received a letter from the Commercial Litigation Branch of the Civil Division of the Department of Justice (the "DOJ") regarding the GSA contract. The letter suggested that the Company had not complied with its disclosure obligations and the contract's pricing provisions, and had potentially overcharged government customers under the contract.

Discussions relating to the Company's compliance with its disclosure obligations and the contract's pricing provisions are ongoing. The timing and outcome of these discussions are uncertain and could include settlement or civil litigation by the DOJ to recover, among other amounts, treble damages and penalties under the False Claims Act. While this matter is not expected to have a material adverse effect on the Company's financial position, an unfavorable resolution could result in significant payments by the Company. The Company continues to believe that it has complied with the GSA contract in all material respects.

Grainger is a party to a contract with the United States Postal Service (the "USPS") entered into in 2003 covering the sale of certain Maintenance Repair and Operating Supplies (the "MRO Contract"). The Company received a subpoena dated August 29, 2008, from the USPS Office of Inspector General seeking information about the Company's pricing compliance under the MRO Contract. The Company has provided responsive information to the USPS but no substantive discussions have yet begun.

Grainger is also a party to a contract with the USPS entered into in 2001 covering the sale of certain janitorial and custodial items (the "Custodial Contract"). The Company received a subpoena dated June 30, 2009, from the USPS Office of Inspector General seeking information about the Company's pricing practices and compliance under the Custodial Contract. The Company has provided responsive information to the USPS but no substantive discussions have yet begun.

The timing and outcome of the USPS investigations of the MRO Contract and the Custodial Contract are uncertain and could include settlement or civil litigation by the USPS to recover, among other amounts treble damages and penalties under the False Claims Act. While these matters are not expected to have a material adverse effect on the Company's financial position, an unfavorable resolution could result in significant payments by the Company. The Company continues to believe that it has complied with each of the MRO Contract and the Custodial Contract in all material respects.

In addition to the foregoing, from time to time Grainger is involved in various other legal and administrative proceedings that are incidental to its business, including claims relating to product liability, premises liability, general negligence, environmental issues, employment, intellectual property and other matters. As a government contractor selling to Federal, state and local governmental entities, Grainger is also subject to governmental or regulatory inquiries or audits or other proceedings, including those related to pricing compliance. It is not expected that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on Grainger's consolidated financial position or results of operations.

Item 4: Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

Executive Officers

Following is information about the Executive Officers of Grainger including age as of February 25, 2010. Executive Officers of Grainger generally serve until the next annual election of officers, or until earlier resignation or removal.

Name and Age	Positions and Offices Held and Principal Occupations and Employment During the Past Five Years
Court D. Carruthers (37)	President, Grainger International, a position assumed in 2009, and Senior Vice President of Grainger, a position assumed in 2007. Previously, Mr. Carruthers served as President of Acklands – Grainger Inc., a position assumed in 2006. Prior to assuming the last-mentioned position, he served as Vice President, National Accounts and Sales of Acklands – Grainger Inc., a position assumed in 2002 when he joined that company.
Nancy A. Hobor (63)	Senior Vice President, Communications and Investor Relations, a position assumed in 1999.
John L. Howard (52)	Senior Vice President and General Counsel, a position assumed in 2000.
Gregory S. Irving (51)	Vice President and Controller, a position assumed in 2008. Previously, Mr. Irving served as Vice President, Finance, for Acklands – Grainger Inc. since 2004. After joining Grainger in 1999 he served in various management positions including Vice President, Financial Services and Director, Internal Audit.
Ronald L. Jadin (49)	Senior Vice President and Chief Financial Officer, a position assumed in 2008. Previously, Mr. Jadin served as Vice President and Controller, a position assumed in 2006 after serving as Vice President, Finance. Upon joining Grainger in 1998, he served as Director, Financial Planning and Analysis
Donald G. Macpherson (42)	Senior Vice President, Global Supply Chain, a position assumed in 2008. Mr. Macpherson joined Grainger in 2008 as Senior Vice President, Supply Chain. Before joining Grainger, he was Partner and Managing Director of the Boston Consulting Group, a global management consulting firm and advisor on business strategy.
Michael A. Pulick (45)	Senior Vice President and President, Grainger U.S., a position assumed in 2008 after serving as Senior Vice President of Customer Service, a position assumed in 2006. After joining Grainger in 1999, Mr. Pulick has held a number of increasingly responsible positions in Grainger's supplier and product management areas including Vice President, Product Management and Vice President, Merchandising.
James T. Ryan (51)	Chairman of the Board, President, and Chief Executive Officer, positions assumed in 2009, 2006, and 2008, respectively. Mr. Ryan became Chief Operating Officer and was appointed to Grainger's Board of Directors in 2007. Prior to that, Mr. Ryan served as Group President, a position assumed in 2004. He has served Grainger in increasingly responsible roles since 1980, including Executive Vice President, Marketing, Sales and Service; Vice President, Information Services; President, grainger.com; and President, Grainger Parts.

PART II

Item 5: Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

Grainger's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange, with the ticker symbol GWW. The high and low sales prices for the common stock and the dividends declared and paid for each calendar quarter during 2009 and 2008 are shown below.

		Prices		
	Quarters	High	Low	Dividends
2009	First	$ 81.18	$59.95	$0.40
	Second	86.36	68.61	0.46
	Third	91.55	77.67	0.46
	Fourth	102.54	85.24	0.46
	Year	$102.54	$59.95	$1.78
2008	First	$ 87.92	$69.00	$0.35
	Second	93.12	75.94	0.40
	Third	93.99	79.66	0.40
	Fourth	86.90	58.86	0.40
	Year	$ 93.99	$58.86	$1.55

Grainger expects that its practice of paying quarterly dividends on its Common Stock will continue, although the payment of future dividends is at the discretion of Grainger's Board of Directors and will depend upon Grainger's earnings, capital requirements, financial condition and other factors.

Holders

The approximate number of shareholders of record of Grainger's common stock as of January 26, 2010, was 1,000 with approximately 52,000 additional shareholders holding stock through nominees.

Issuer Purchases of Equity Securities – Fourth Quarter

Period	Total Number of Shares Purchased (A)	Average Price Paid per Share (B)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (C)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Oct. 1 – Oct. 31	747,603	$95.19	747,603	4,935,977 shares
Nov. 1 – Nov. 30	1,085,665	$95.49	1,085,665	3,850,312 shares
Dec. 1 – Dec. 31	769,840	$98.04	769,840	3,080,472 shares
Total	2,603,108	$96.58	2,603,108	

(A) There were no shares withheld to satisfy tax withholding obligations in connection with the vesting of employee restricted stock awards.

(B) Average price paid per share includes any commissions paid and includes only those amounts related to purchases as part of publicly announced plans or programs.

(C) Purchases were made pursuant to a share repurchase program approved by Grainger's Board of Directors on April 30, 2008. The Board of Directors granted authority to repurchase up to 10 million shares. The program has no specified expiration date. No share repurchase plan or program expired or was terminated during the period covered by this report. Activity is reported on a trade date basis.

Company Performance

The following stock price performance graph compares the cumulative total return on an investment in Grainger common stock with the cumulative total return of an investment in each of the Dow Jones US Industrial Suppliers Total Stock Market Index and the S&P 500 Stock Index. It covers the period commencing December 31, 2004, and ending December 31, 2009. The graph assumes that the value for the investment in Grainger common stock and in each index was $100 on December 31, 2004, and that all dividends were reinvested.



250
200
150
100
50
0
Dollars
2004
2005
2006
2007
2008
2009
Fiscal Year Ended December 31
W.W. Grainger, Inc.
Dow Jones US Industrial Suppliers Total Stock Market Index
S&P 500 Stock Index

	December 31,					
	2004	2005	2006	2007	2008	2009
W.W. Grainger, Inc.	$100	$108	$108	$138	$126	$159
Dow Jones US Industrial Suppliers Total Stock Market Index	100	113	117	134	104	131
S&P 500 Stock Index	100	105	121	128	81	102

Item 6: Selected Financial Data

	2009	2008	2007	2006	2005
	(In thousands of dollars, except for per share amounts)				
Net sales	$6,221,991	$6,850,032	$6,418,014	$5,883,654	$5,526,636
Net earnings attributable to W.W. Grainger, Inc.	430,466	475,355	420,120	383,399	346,324
Net earnings per basic share*	5.70	6.07	5.01	4.36	3.87
Net earnings per diluted share*	5.62	5.97	4.91	4.24	3.78
Total assets	3,726,332	3,515,417	3,094,028	3,046,088	3,107,921
Long-term debt (less current maturities)	437,500	488,228	4,895	4,895	4,895
Cash dividends paid per share	$ 1.780	$ 1.550	$ 1.340	$ 1.110	$ 0.920

*In the first quarter of 2009, Grainger adopted authoritative guidance on "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." As a result, earnings per share were calculated under the new accounting guidance for 2009, and restated for 2008 and 2007. Earnings per share for 2006 and 2005 were calculated using the treasury stock method and not restated because it was not practical and the impact is not considered material.

For further information see **"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations."**

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

General. Grainger distributes facilities maintenance products and provides related services and information used by businesses and institutions primarily in the United States, Canada, Japan and Mexico to keep their facilities and equipment running. Grainger has two reportable segments: the United States and Canada. Grainger integrated the Lab Safety Supply business into the Grainger Industrial Supply business in 2009 and results are now reported under the United States segment. The Canada segment reflects the results for Acklands – Grainger Inc. Other businesses include the following: MonotaRO Co., Ltd. (Japan), Grainger, S.A. de C.V. (Mexico), Grainger Industrial Supply India Private Limited (India), Grainger Caribe Inc. (Puerto Rico), Grainger China LLC (China) and Grainger Panama S.A. (Panama). Grainger uses a multichannel business model to provide customers with a range of options for finding and purchasing products utilizing sales representatives, direct marketing materials and catalogs. Grainger serves approximately 2.0 million customers through a network of highly integrated branches, distribution centers and multiple Web sites.

Business Environment. Several economic factors and industry trends shape Grainger's business environment and projections for the coming year. Historically, Grainger's sales trends have tended to correlate positively with industrial production and non-farm payrolls. In February 2010, Consensus Forecast-USA reported a 2009 decline of 9.7% and 2.4% for Industrial Production and GDP, respectively. According to the Federal Reserve, non-farm payrolls decreased 3.1% from December 2008 to December 2009. The continued decline in the economy affected Grainger's sales growth for 2009, which declined 9 percent.

In February 2010, Consensus Forecast-USA projected 2010 GDP growth of 3.1% and Industrial Production growth of 4.9% for the United States. In February 2010, Consensus Forecast-USA projected GDP growth of 2.7% for Canada, as compared with a 2.5% estimated decline in 2009.

The light and heavy manufacturing customer sectors, which comprised approximately 24% of Grainger's total 2009 sales, have historically correlated with manufacturing employment levels and manufacturing production. Manufacturing employment levels in the United States declined approximately 9.9% from December 2008 to December 2009, while manufacturing output decreased 1.3% from December 2008 to December 2009. This decline in manufacturing employment and output contributed to a mid 20 percent decline in the heavy manufacturing customer sector and a high single-digit decline in the light manufacturing customer sector for Grainger in 2009.

Outlook. While in early 2010 there are some initial signs of improvement in the overall economy, job growth is expected to lag the economic recovery. Grainger expects positive sales growth in 2010 of 6 to 10 percent which will be realized through the impact of acquisitions made in 2009, favorable foreign exchange rates and organic growth. Beginning in 2006, Grainger has added approximately 234,000 new products as part of its multiyear product line expansion program in the United States, of which 70,000 were added to the 2010 catalog, issued in February. Products were added to supplement the plumbing, fastener, material handling and security product lines. The product line expansion program has been a positive contributor to sales since being launched, and is expected to continue to be a driver of growth in 2010 and beyond. Grainger plans to continue to invest in the business and may choose to fund some additional sales and marketing programs to increase market share if sales trends accelerate in 2010.

Operating expenses are expected to increase in 2010 compared to 2009, due in part to incremental expenses from the businesses acquired in 2009. In addition, part of the expenses eliminated in 2009 as a result of lowering the cost structure will return, such as merit increases and incentive compensation. Grainger expects some reduction in operating expenses in 2010 from changes in its paid time off program, partially offsetting these increases.

Capital expenditures are expected to range from $150 million to $175 million in 2010. Projected investments include continued investments in distribution centers, information technology, and the normal recurring replacement of equipment. Grainger expects to fund 2010 capital investments from operating cash flows.

Matters Affecting Comparability. There were 255 sales days in 2009 and 2007, compared to 256 sales days in 2008.

Grainger completed several acquisitions throughout 2008 and 2009, all of which were immaterial individually, and in the aggregate. Grainger's operating results have included the results of each business acquired since the respective acquisition date.

Effective January 1, 2009, Grainger revised its segment disclosure. Prior year amounts have been restated in a consistent manner.

Results of Operations

The following table is included as an aid to understanding changes in Grainger's Consolidated Statements of Earnings:

	For the Years Ended December 31,				
	As a Percent of Net Sales			Percent Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
Net sales	100.0%	100.0%	100.0%	(9.2)%	6.7%
Cost of merchandise sold	58.2	59.0	59.4	(10.4)	6.0
Gross profit	41.8	41.0	40.6	(7.5)	7.9
Operating expenses	31.1	29.6	30.1	(4.6)	4.8
Operating earnings	10.7	11.4	10.5	(15.0)	16.7
Other income (expense)	0.7	(0.1)	0.2	(545.5)	(184.3)
Income taxes	4.5	4.4	4.1	(7.2)	13.8
Noncontrolling interest	0.0	0.0	0.0	—	—
Net earnings attributable to W.W. Grainger, Inc	6.9%	6.9%	6.6%	(9.4)%	13.1%

2009 Compared to 2008

Grainger's net sales of $6,222.0 million for 2009 decreased 9.2% when compared with net sales of $6,850.0 million for 2008. There was one less selling day in 2009 versus 2008. Daily sales were down 8.8%. Sales were negatively affected by a decline in volume of approximately 14 percentage points, partially offset by price increases of approximately 5 percentage points. In addition, sales were negatively affected by 1 percentage point due to foreign exchange, while sales from acquisitions contributed approximately 1 percentage point. The overall decrease in net sales was led by a mid 20 percent decline in the heavy manufacturing customer sector, followed by a low 20 percent decline in the reseller customer sector and a mid-teen percent decline in the contractor customer sector. The government customer sector performed the strongest as sales were flat for 2009, followed by a mid single-digit decline in the commercial customer sector. Refer to the *Segment Analysis* below for further details.

Gross profit of $2,598.5 million for 2009 decreased 7.5%. The gross profit margin for 2009 increased 0.8 percentage point to 41.8% from 41.0% in 2008. The improvement in the gross profit margin was primarily driven by price increases exceeding product cost increases, partially offset by an increase in the mix of sales to large customers which are generally at lower margins.

Operating expenses of $1,933.3 million for 2009 decreased 4.6% from $2,025.6 million for 2008. Operating expenses decreased primarily due to lower payroll and benefits as a result of lower headcount, profit sharing and incentive compensation. Non-payroll related expenses also decreased due to cost containment efforts.

Operating earnings of $665.2 million for 2009 decreased 15.0% from $782.7 million for 2008. The decrease in operating earnings was primarily due to the decline in sales combined with operating expenses, which declined at a lower rate than sales. These declines were partially offset by an increase in gross profit margin.

Net earnings for 2009 decreased by 9.4% to $430.5 million from $475.4 million in 2008. The decline in net earnings for 2009 primarily resulted from the decline in operating earnings, partially offset by the one-time noncash pre-tax gain of $47.4 million ($28 million after tax) from the step-up of the investment in MonotaRO after Grainger became a majority owner in September 2009. Diluted earnings per share of $5.62 in 2009 were 5.9% lower than $5.97 for 2008, primarily due to the decline in net earnings, partially offset by lower shares outstanding. In the first quarter of 2009, Grainger adopted authoritative guidance regarding "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," resulting in a seven cent reduction to the previously reported 2008 diluted earnings per share.

Segment Analysis

The following comments at the segment and business unit level include external and intersegment net sales and operating earnings. See Note 18 to the Consolidated Financial Statements.

United States

Net sales were $5,445.4 million for 2009, a decrease of $612.4 million, or 10.1%, when compared with net sales of $6,057.8 million for 2008. Daily sales in the United States were down 9.8%. All customer sectors were negatively impacted by economic conditions. The overall decrease in net sales was led by a mid 20 percent decline in the heavy manufacturing customer sector and in the reseller customer sector. The contractor and light manufacturing customer sectors declined in the mid-teens and high single digits, respectively, while the government customer sector performed the strongest with flat sales for 2009. Due to the impact of acquisitions made in 2009, favorable foreign exchange rates and organic growth, sales are expected to improve in 2010.

Beginning in 2006, Grainger has added approximately 234,000 new products to supplement the plumbing, fastener, material handling and security product lines as part of the business' ongoing product line expansion initiative. The most recent catalog, issued in February 2010, offers a total of 307,000 products, an increase of 70,000 products over the 2009 catalog.

The segment gross profit margin increased 1.3 percentage points in 2009 over 2008. The improvement in gross profit margin was primarily driven by price increases exceeding product cost increases, partially offset by an increase in the mix of lower margin sales to large customers.

Operating expenses in this segment were down 4.6% for 2009. Operating expenses decreased primarily due to lower payroll and benefits as a result of reduced headcount, lower profit sharing and no incentive compensation, partially offset by an increase in severance costs. Non-payroll related expenses also decreased due to cost containment efforts.

For the segment, operating earnings of $735.6 million for 2009 decreased 12.5% over $840.4 million for 2008. This decrease in operating earnings for 2009 was primarily due to the decline in net sales and operating expenses which declined at a lower rate than sales, partially offset by an increase in gross profit margin.

Canada

Net sales were $651.2 million for 2009, a decrease of $76.8 million, or 10.6%, when compared with $728.0 million for 2008. Daily sales were down 10.2% and in local currency, daily sales decreased 3.9% for 2009. The decrease in net sales was led by declines in the heavy manufacturing and contractor customer sectors driven by economic conditions. Partially offsetting these declines were strong sales to the utilities customer sector driven by special projects, and to higher sales to the government.

The gross profit margin decreased 1.1 percentage points in 2009 over 2008. The decline in the gross profit margin was primarily due to cost increases exceeding price increases and an increase in the mix of lower margin sales, particularly to large customers.

Operating expenses decreased 11.5% in 2009. In local currency, operating expenses decreased 5.6% primarily due to lower commissions and incentive compensation accruals, and non-payroll related expenses including lower travel and advertising costs. In addition, 2008 included expenses related to the bankruptcy of a provider of freight payment services.

Operating earnings of $43.7 million for 2009 were down $10.5 million, or 19.4% for 2009. In local currency, operating earnings decreased 15.6% primarily due to the decline in net sales and gross profit margin.

Other Businesses

Net sales for other businesses, which include Japan, Mexico, India, Puerto Rico, China and Panama, were up 47.7% for 2009. Daily sales increased 48.3%. The increase in net sales was due primarily to the inclusion of results from the acquisitions of the businesses in India and Japan, along with a positive contribution from China. Operating losses for other businesses were $11.6 million for 2009, a 1.6% improvement compared to operating losses of $11.8 million for 2008.

Other Income and Expense

Other income and expense was $42.1 million of income in 2009, an increase of $51.6 million as compared with $9.5 million of expense in 2008. The following table summarizes the components of other income and expense (in thousands of dollars):

	For the Years Ended December 31,	
	2009	2008
Other income and (expense):		
Interest income (expense) – net	$ (7,408)	$(9,416)
Equity in net income of unconsolidated entities	1,497	3,642
Gain (write-off) of investment in unconsolidated entities	47,343	(6,031)
Other non-operating income	964	2,668
Other non-operating expense	(283)	(317)
	$42,113	$(9,454)

The change from net expense to net income was primarily attributable to the one-time noncash gain of $47.4 million from the step-up of the investment in MonotaRO after Grainger became a majority owner in September 2009. In addition, 2008 included the write-off of a joint venture investment in India as described in Note 6 to the Consolidated Financial Statements. Other operating income is lower primarily due to lower foreign currency transactions gains versus 2008.

Income Taxes

Income taxes of $276.6 million in 2009 decreased 7.2% as compared with $297.9 million in 2008. Grainger's effective tax rates were 39.1% and 38.5% in 2009 and 2008, respectively. The increase in the tax rate in 2009 was primarily driven by increased U.S. state tax rates.

For 2010, Grainger is projecting its estimated effective tax rate to be approximately 39.3%. The increase is primarily due to current estimates of the U.S. state tax rates and unfavorable impacts of non-U.S. tax jurisdictions.

2008 Compared to 2007

Grainger's net sales of $6,850.0 million for 2008 increased 6.7% when compared with net sales of $6,418.0 million for 2007. There was one more selling day in 2008 versus 2007. Daily sales were up 6.3%. The increase in net sales was led by high single-digit sales growth in the government sector, and mid single-digit sales growth in the commercial and reseller sectors. Approximately 1 percentage point of the sales growth came from Grainger's product line expansion initiative and approximately 5 percentage points came from price and volume. Refer to the *Segment Analysis* below for further detail of Grainger's ongoing strategic initiatives.

The gross profit margin for 2008 improved 0.4 percentage point to 41.0% from 40.6% in 2007. The improvement in the gross profit margin was primarily driven by price increases exceeding cost increases, partially offset by an increase in the mix of sales to large customers which are generally at lower margins.

Operating earnings of $782.7 million for 2008 increased 16.7% over the $670.7 million for 2007. This earnings improvement exceeded the sales growth rate due to an improved gross profit margin and positive operating expense leverage.

Net earnings for 2008 increased by 13.1% to $475.4 million from $420.1 million in 2007. The growth in net earnings for 2008 primarily resulted from the improvement in operating earnings, partially offset by lower interest income, higher interest expense and the write-off of Grainger's $6.0 million investment in Grainger Industrial Supply India Private Limited, formerly known as Asia Pacific Brands India Private Limited. Diluted earnings per share of $5.97 in 2008 were 21.6% higher than the $4.91 for 2007. This improvement was higher than the percentage increase for net earnings due to the effect of Grainger's share repurchase program.

Segment Analysis

The following comments at the segment and business unit level include external and intersegment net sales and operating earnings. See Note 18 to the Consolidated Financial Statements.

United States

Net sales were $6,057.8 million for 2008, an increase of $328.5 million, or 5.7%, when compared with net sales of $5,729.3 million for 2007. Daily sales were up 5.3%. Sales were led by high single-digit sales growth in the government sector, and mid single-digit sales growth in the commercial and reseller sectors. Approximately 2 percentage points of the sales growth came from the product line expansion initiative and approximately 4 percentage points came from price and volume. Sales volume was negatively affected by approximately 1 percentage point due to a decline in sales of seasonal products.

In 2004, a multiyear market expansion program was launched to strengthen Grainger's presence in top metropolitan markets and better position it to serve local customers. The market expansion program was completed in 2008, however, the benefits realized from this initiative are expected to continue.

Consistent with the overall downturn in the economy, beginning in October most of these markets saw negative sales growth, which significantly affected sales growth for 2008. Results for the market expansion program were as follows:

	Daily Sales Increase 2008 vs. 2007
Phase 1 (Atlanta, Denver, Seattle)	7%
Phase 2 (Four markets in Southern California)	5%
Phase 3 (Houston, St. Louis, Tampa)	10%
Phase 4 (Baltimore, Cincinnati, Kansas City, Miami, Philadelphia, Washington, D.C.)	2%
Phase 5 (Dallas, Detroit, New York, Phoenix)	3%
Phase 6 (Chicago, Minneapolis, Pittsburgh, San Francisco)	6%

Over the past three years, over 150,000 new products have been added to supplement the plumbing, fastener, material handling and security product lines as part of the business' ongoing product line expansion initiative. The catalog, issued in 2009, offered a total of 237,000 products, an increase of 50,000 products over the 2008 catalog.

The segment gross profit margin increased 0.4 percentage point in 2008 over 2007, driven primarily by price increases exceeding cost increases, partially offset by an increase in the mix of lower margin sales to large customers.

Operating expenses in this segment were up 3.3% in 2008. Expenses grew at a slower rate than sales primarily due to lower advertising expenses, incentive compensation, severance and lower bad debt expense, the result of improved collection efficiency.

For the segment, operating earnings of $840.4 million for 2008 increased 14.9% over the $731.6 million for 2007. This earnings improvement exceeded the sales growth rate due to an improved gross profit margin and positive operating expense leverage.

Canada

Net sales were $728.0 million for 2008, an increase of $91.5 million, or 14.4%, when compared with $636.5 million for 2007. Daily sales were up 13.9%. In local currency, daily sales increased 13.1%. The increase was led by sales growth in the contractor, agriculture and mining and government sectors. Macro economic factors such as higher commodity prices for oil, gas and mineral products drove a significant portion of this growth due to an increase in customer demand in these sectors. Sales to new customers and increased sales penetration to existing customers was also a contributing factor to these increases.

The gross profit margin increased 0.3 percentage points in 2008 over 2007. The improvement in the gross profit margin was primarily due to price increases exceeding cost increases.

Operating expenses were up 13.7% in 2008. The increase in operating expenses was primarily due to payroll and benefits as a result of increased headcount, merit increases and commissions, and higher advertising and occupancy expenses, and expenses related to the bankruptcy of a provider of freight payment services.

Operating earnings of $54.3 million for 2008 were up $10.0 million, or 22.7%. This earnings improvement exceeded the sales growth rate due to an improved gross profit margin and operating expenses that grew at a slower rate than sales.

Other Businesses

Net sales for other businesses, which include Mexico, Puerto Rico, China and Panama, were up 19.5% for 2008. Daily sales increased 19.0%. The increase in net sales was due primarily to Mexico as sales increased 11.9% in 2008 versus 2007. Daily sales were up 11.5%. In local currency, daily sales were up 12.7%, driven primarily by increased market share coming from the ongoing branch expansion program. Operating losses for other businesses were $11.8 million for 2008, a 57.8% increase over operating losses of $7.5 million for 2007.

Other Income and Expense

Other income and expense was $9.5 million of expense in 2008, compared with $11.2 million of income in 2007. The following table summarizes the components of other income and expense (in thousands of dollars):

	For the Years Ended December 31,	
	2008	2007
Other income and (expense):		
Interest income (expense) – net	$(9,416)	$ 9,151
Equity in net income of unconsolidated entities	3,642	2,016
Write-off of investment in unconsolidated entity	(6,031)	—
Other non-operating income	2,668	404
Other non-operating expense	(317)	(363)
	$(9,454)	$11,208

The change from net interest income to net interest expense was primarily attributable to the four-year bank term loan obtained in May 2008. The write-off of the investment relates to Grainger Industrial Supply India Private Limited, formerly known as Asia Pacific Brands India Private Limited as described in Note 6 to the Consolidated Financial Statements. Other non-operating income increased primarily due to higher foreign exchange transaction gains.

Income Taxes

Income taxes of $297.9 million in 2008 increased 13.8% as compared with $261.7 million in 2007. Grainger's effective tax rates were 38.5% and 38.4% in 2008 and 2007, respectively.

Financial Condition

Grainger expects its strong working capital position, cash flows from operations and borrowing capacity to continue, allowing it to fund its operations, including growth initiatives, capital expenditures, acquisitions and repurchase of shares, as well as pay cash dividends.

Cash Flow

Net cash flows from operations of $732.4 million in 2009, $530.1 million in 2008 and $468.9 million in 2007 continued to improve Grainger's financial position and serve as the primary source of funding. Contributing to cash flows from operations were net earnings for 2009 of $430.8 million and the effect of noncash expenses such as stock-based compensation, depreciation and amortization, partially offset by the noncash pre-tax gain of $47.3 million from unconsolidated entities after Grainger became a majority owner. Also contributing to net cash provided by operating activities were changes in operating assets and liabilities, which resulted in a net source of cash of $121.8 million for 2009. The principal operating source of cash was a decrease in inventory due to lower purchases. Other current liabilities declined primarily due to reduced profit sharing and incentive compensation accruals.

Net cash provided by operations increased $61.2 million in 2008 over 2007, driven primarily by increased net earnings. The Change in operating assets and liabilities – net of business acquisitions reduced cash by $143.1 million in 2008. This use of cash was driven primarily by an increase in inventory due to the product line expansion initiative.

Net cash flows used in investing activities were $262.6 million, $202.6 million and $197.0 million in 2009, 2008 and 2007, respectively. Cash expended for property, buildings, equipment and capitalized software was $142.4 million, $195.0 million and $197.4 million in 2009, 2008 and 2007, respectively. Additional information regarding capital spending is detailed in the *Capital Expenditures* section below. In 2009, Grainger funded infrastructure improvement projects in the distribution centers in the United States, Canada and Mexico, and paid $121.8 million for business acquisitions and other investments, net of cash received. In 2008, Grainger continued to fund the Company's market expansion initiative.

Net cash flows used in financing activities for 2009, 2008 and 2007 were $413.5 million, $36.8 million and $513.9 million, respectively. Proceeds from the four-year bank term loan of $500 million were included in 2008. Treasury stock purchases were $372.7 million in 2009 as Grainger repurchased 4.5 million shares compared to purchases of $394.2 million in 2008 to repurchase 5.5 million shares. As of December 31, 2009, approximately 3.1 million shares of common stock remained available under Grainger's repurchase authorization. Dividends paid to shareholders were $134.7 million in 2009 versus $121.5 million in 2008. Grainger also used cash in financing activities to pay off $18.9 million of long-term debt borrowings in 2009 and $81.4 million to repay short-term borrowings in 2008. In 2007, treasury stock purchases were $647.3 million for 7.2 million shares and dividends paid to shareholders were $113.1 million.

Working Capital

Internally generated funds have been the primary source of working capital and of funds used in business expansion, supplemented by debt as circumstances dictated. In addition, funds were expended for facilities optimization and enhancements to support growth initiatives, as well as for business and systems development and other infrastructure improvements.

Working capital was $1,354.7 million at December 31, 2009, compared with $1,382.4 million at December 31, 2008 and $974.4 million at December 31, 2007. At these dates, the ratio of current assets to current liabilities was 2.7, 2.8 and 2.2. Working capital and the current ratio were essentially flat in 2009 compared to 2008. The increase in the current ratio and working capital from 2007 to 2008 primarily related to increases in cash and inventories and the replacement of short-term borrowings with long-term borrowings.

Capital Expenditures

In each of the past three years, a portion of operating cash flow has been used for additions to property, buildings, equipment and capitalized software as summarized in the following table (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Land, buildings, structures and improvements	$ 67,917	$107,688	$100,380
Furniture, fixtures, machinery and equipment	63,667	76,163	87,389
Subtotal	131,584	183,851	187,769
Capitalized software	8,367	12,297	8,556
Total	$139,951	$196,148	$196,325

In 2009, significant capital expenditures included investments in the United States distribution center network. In addition, there was continued investment in Canada and other international branches and distribution centers, as well as the normal recurring replacement of equipment.

In 2008, Grainger substantially completed its investments in the market expansion program in the United States which realigned branches in the top 25 major metropolitan areas. In addition, there was continued international investment, including branch expansion in Mexico, as well as the normal recurring replacement of equipment.

In 2007, Grainger's investments included the market expansion program, Mexico and China expansion and the normal recurring replacement of equipment.

Capital expenditures are expected to range from $150 million to $175 million in 2010. Projected investments include continued investments in distribution centers, information technology, and the normal recurring replacement of equipment. Grainger expects to fund 2010 capital investments from operating cash flows.

Debt

Grainger maintains a debt ratio and liquidity position that provides flexibility in funding working capital needs and long-term cash requirements. In addition to internally generated funds, Grainger has various sources of financing available, including bank borrowings under lines of credit. A four-year bank term loan of $500 million was obtained in May 2008. Proceeds were used to pay down short-term debt and for general corporate purposes. At December 31, 2009, Grainger's long-term debt rating by Standard & Poor's was AA+. Grainger's available lines of credit, as further discussed in Note 8 to the Consolidated Financial Statements, were $250.0 million at December 31, 2009, 2008 and 2007, respectively. Total debt as a percent of total capitalization was 19.1%, 20.7% and 5.0% as of the same dates. The increase in total debt as a percent of total capitalization in 2008 was primarily the result of the $500 million bank term loan. Grainger believes any circumstances that would trigger early payment or acceleration with respect to any outstanding debt securities would not have a material impact on its results of operations or financial position.

Commitments and Other Contractual Obligations

At December 31, 2009, Grainger's contractual obligations, including estimated payments due by period, are as follows (in thousands of dollars):

	Payments Due by Period				
	Total Amounts Committed	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
Long-term debt obligations	$ 490,628	$ 53,128	$437,500	$ —	$ —
Interest on long-term debt	10,214	4,668	5,453	93	—
Operating lease obligations	216,924	42,832	69,741	52,900	51,451
Purchase obligations:					
Uncompleted additions to property, buildings and equipment	42,025	24,215	17,810	—	—
Commitments to purchase inventory	212,700	212,694	6	—	—
Other purchase obligations	135,694	64,836	35,659	31,146	4,053
Other liabilities	191,346	10,726	17,264	20,343	143,013
Total	$1,299,531	$413,099	$583,433	$104,482	$198,517

Purchase obligations for inventory are made in the normal course of business to meet operating needs. While purchase orders for both inventory purchases and noninventory purchases are generally cancelable without penalty, certain vendor agreements provide for cancellation fees or penalties depending on the terms of the contract.

Other liabilities represent future benefit payments for postretirement benefit plans and postemployment disability medical benefits as determined by actuarial projections. Other employment-related benefits costs of $39.1 million have not been included in this table as the timing of benefit payments is not statistically predictable. See Note 10 to the Consolidated Financial Statements.

See also Notes 9 and 11 to the Consolidated Financial Statements for further detail related to the interest on long-term debt and operating lease obligations, respectively.

Grainger has recorded a noncurrent liability of $27.9 million for tax uncertainties and interest at December 31, 2009. This amount is excluded from the table above, as Grainger cannot make reliable estimates of these cash flows by period. See Note 16 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Grainger does not have any material exposures to off-balance sheet arrangements. Grainger does not have any variable interest entities or activities that include non-exchange-traded contracts accounted for at fair value.

Critical Accounting Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Management bases its estimates on historical experience and other assumptions, which it believes are reasonable. If actual amounts are ultimately different from these estimates, the revisions are included in Grainger's results of operations for the period in which the actual amounts become known.

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the estimates are made and when there are different estimates that management reasonably could have made, which would have a material impact on the presentation of Grainger's financial condition, changes in financial condition or results of operations.

Note 2 to the Consolidated Financial Statements describes the significant accounting policies used in the preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates follow. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

Allowance for Doubtful Accounts. Grainger uses several factors to estimate the allowance for uncollectible accounts receivable including the age of the receivables and the historical ratio of actual write-offs to the age of the receivables. The analyses performed also take into consideration economic conditions that may have an impact on a specific industry, group of customers or a specific customer. Write-offs could be materially different than the reserves provided if economic conditions change or actual results deviate from historical trends.

Inventory Reserves. Grainger establishes inventory reserves for shrinkage and excess and obsolete inventory. Provisions for inventory shrinkage are based on historical experience to account for unmeasured usage or loss. Actual inventory shrinkage could be materially different from these estimates, affecting Grainger's inventory values and cost of merchandise sold.

Grainger regularly reviews inventory to evaluate continued demand and identify any obsolete or excess quantities of inventory. Grainger records provisions for the difference between excess and obsolete inventory and its estimated realizable value. Estimated realizable value is based on anticipated future product demand, market conditions and liquidation values. Actual results differing from these projections could have a material effect on Grainger's results of operations.

Goodwill and Indefinite Lived Intangible Assets. Grainger's business acquisitions typically result in the recording of goodwill and other intangible assets, which affect the amount of amortization expense and possibly impairment write-downs that Grainger may incur in future periods. Grainger annually reviews goodwill and intangible assets that have indefinite lives for impairment and when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Grainger determines fair value using an income approach, in conjunction with relevant market information which requires certain assumptions and estimates regarding future profitability of acquired businesses. Grainger believes that it does not have a material amount of goodwill at risk of failing the goodwill impairment test; however, due to the inherent uncertainties associated with these factors and market conditions, impairment charges could occur in future periods.

Stock Incentive Plans. Grainger maintains stock incentive plans under which a variety of incentive grants may be awarded to employees and directors. Grainger uses a binomial lattice option pricing model to estimate the value of stock option grants. The model requires projections of the risk-free interest rate, expected life, volatility, expected dividend yield and forfeiture rate of the stock option grants. The fair value of options granted in 2009, 2008 and 2007 used the following assumptions:

	For the Years Ended December 31,		
	2009	2008	2007
Risk-free interest rate	2.4%	3.2%	4.6%
Expected life	6 years	6 years	6 years
Expected volatility	28.8%	25.2%	24.3%
Expected dividend yield	2.3%	1.8%	1.7%

The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected term of the options being valued. The expected life selected for options granted during each year presented represents the period of time that the options are expected to be outstanding based on historical data of option holders' exercise and termination behavior. Expected volatility is based upon implied and historical volatility of the closing price of Grainger's stock over a period equal to the expected life of each option grant. The dividend yield assumption is based on history and expectation of dividend payouts. Because stock option compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, using historical forfeiture experience.

The amount of stock option compensation expense is significantly affected by the valuation model and these assumptions. If a different valuation model or different assumptions were used, the stock option compensation expense could be significantly different from what is recorded in the current period.

Compensation expense for other stock-based awards is based upon the closing market price on the last trading date preceding the date of the grant.

For additional information concerning stock incentive plans, see Note 12 to the Consolidated Financial Statements.

Postretirement Healthcare Benefits. Postretirement healthcare obligations and net periodic costs are dependent on assumptions and estimates used in calculating such amounts. The assumptions used include, among others, discount rates, assumed rates of return on plan assets and healthcare cost trend rates and certain employee related factors, such as turnover, retirement age and mortality rates. Changes in these and other assumptions (caused by conditions in equity markets or plan experience, for example) could have a material effect on Grainger's postretirement benefit obligations and expense, and could affect its results of operations and financial condition. These changes in assumptions may also affect voluntary decisions to make additional contributions to the trust established for funding the postretirement benefit obligation.

The discount rate assumptions used by management reflect the rates available on high-quality fixed income debt instruments as of December 31, the measurement date, of each year. A higher discount rate decreases the present value of benefit obligations and net periodic postretirement benefit costs. As of December 31, 2009, Grainger increased the discount rate used in the calculation of its postretirement plan obligation from 5.9% to 6.0% to reflect the increase in market interest rates. Grainger estimates that this increase in the discount rate will increase 2010 pretax earnings by approximately $0.6 million, although other changes in assumptions may increase, decrease or eliminate this effect.

Grainger considers the long-term historical actual return on plan assets and the historical performance of the Standard & Poor's 500 Index in developing its expected long-term return on plan assets. In 2009, Grainger maintained the expected long-term rate of return on plan assets of 6.0% (net of tax at 40%) based on the historical average of long-term rates of return.

A 1 percentage point change in assumed healthcare cost trend rates would have had the following effects on December 31, 2009 results (in thousands of dollars):

	1 Percentage Point	
	Increase	(Decrease)
Effect on total of service and interest cost	$ 5,278	$ (4,100)
Effect on accumulated postretirement benefit obligation	44,290	(34,925)

In 2009, Grainger changed the mortality table used in the postretirement valuation from RP2000 to the IRS 2008 Fully Generational Mortality Table which builds in future increases in healthcare rates and expenses due to improved mortality rates. This change resulted in a $13.9 million increase of the postretirement healthcare obligation as of December 31, 2009, and is estimated to decrease 2010 pretax earnings by approximately $2.5 million. Other changes in assumptions may increase, decrease or eliminate this effect.

Grainger may terminate or modify the postretirement plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended. In the event the postretirement plan is terminated, all assets of the Group Benefit Trust inure to the benefit of the participants. The foregoing assumptions are based on the presumption that the postretirement plan will continue. Were the postretirement plan to terminate, different actuarial assumptions and other factors might be applicable.

Grainger has used its best judgment in making assumptions and estimates and believes such assumptions and estimates used are appropriate. Changes to the assumptions may be required in future years as a result of actual experience or new trends and, therefore, may affect Grainger's retirement plan obligations and future expense.

For additional information concerning postretirement healthcare benefits, see Note 10 to the Consolidated Financial Statements.

Insurance Reserves. Grainger retains a significant portion of the risk of certain losses related to workers' compensation, general liability and property losses through the utilization of high deductibles and self-insured retentions. There are also certain other risk areas for which Grainger does not maintain insurance.

Grainger is responsible for establishing accounting policies on insurance reserves. Although it relies on outside parties to project future claims costs, it retains control over actuarial assumptions, including loss development factors and claim payment patterns. Grainger performs ongoing reviews of its insured and uninsured risks, which it uses to establish the appropriate reserve levels.

The use of assumptions in the analysis leads to fluctuations in required reserves over time. Any change in the required reserve balance is reflected in the current period's results of operations.

Income Taxes. Grainger recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax balances and income tax expense recognized by Grainger are based on management's interpretations of the tax laws of multiple jurisdictions. Income tax expense reflects Grainger's best estimates and assumptions regarding, among other items, the level of future taxable income, interpretation of tax laws and tax planning opportunities and uncertain tax positions. Future rulings by tax authorities and future changes in tax laws and their interpretation, changes in projected levels of taxable income and future tax planning strategies could impact the actual effective tax rate and tax balances recorded by Grainger.

Other. Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies such as revenue recognition, depreciation, intangibles, long-lived assets and warranties require judgments on complex matters that are often subject to multiple external sources of authoritative guidance such as the Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission. Possible changes in estimates or assumptions associated with these policies are not expected to have a material effect on the financial condition or results of operations of Grainger. More information on these additional accounting policies can be found in Note 2 to the Consolidated Financial Statements.

New Accounting Standards

The following new accounting standards exclude those pronouncements that are unlikely to have an effect on Grainger upon adoption.

In December 2008, the FASB issued authoritative guidance regarding employer's disclosures about postretirement benefit plan assets, codified primarily in ASC 715. ASC 715 requires expanded disclosures about investment policies and strategies for the plan assets of a defined benefit pension or other postretirement plan, including information regarding major categories of assets, input and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within the plans. The Company has applied the provision of ASC 715 and the adoption did not have a material effect on the Company's results of operations or financial position.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," codified in ASC 105, which established the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles to be applied by non-governmental entities. The Accounting Standards Codification superseded all existing non-SEC accounting and reporting standards. ASC 105 was effective for interim or annual financial periods ending after September 15, 2009. The Company has applied this statement and the adoption did not have a material effect on its results of operations or financial position.

Inflation

Inflation during the last three years has not had a significant effect on operations. The predominant use of the last-in, first-out (LIFO) method of accounting for inventories and accelerated depreciation methods for financial reporting and income tax purposes result in a substantial recognition of the effects of inflation in the financial statements.

Some of Grainger's products contain significant amounts of commodity-priced materials, such as steel, copper or oil, and are subject to price changes based upon fluctuations in the commodities market. Grainger has been able to successfully pass on cost increases to its customers minimizing the effect of inflation on results of operations.

Grainger believes the most positive means to combat inflation and advance the interests of investors lie in the continued application of basic business principles, which include improving productivity, maintaining working capital turnover and offering products and services which can command appropriate prices in the marketplace.

Forward-Looking Statements

This Form 10-K contains statements that are not historical in nature but concern future results and business plans, strategies and objectives and other matters that may be deemed to be "forward-looking statements" under the federal securities laws. Grainger has generally identified such forward-looking statements by using words such as "anticipate, anticipated, assumed, assumes, assumption, assumptions, believe, believes, continue, continued, continues, continues to believe it complies, could, estimate, estimated, estimates, expectation, expected, expects, forecast, forecasts, had potentially, intended, intends, likely, may, might, plans, predict, predictable, presumption, project, projected, projecting, projection, projections, potential, reasonably likely, scheduled, should, tended, timing and outcome are uncertain, unanticipated, unlikely, will, will be realized, and would" or similar expressions.

Grainger cannot guarantee that any forward-looking statement will be realized, although Grainger does believe that its assumptions underlying its forward-looking statements are reasonable. Achievement of future results is subject to risks and uncertainties which could cause Grainger's results to differ materially from those which are presented.

Factors that could cause actual results to differ materially from those presented or implied in a forward-looking statement include, without limitation: higher product costs or other expenses; a major loss of customers; loss or disruption of source of supply; increased competitive pricing pressures; failure to develop or implement new technologies or business strategies; the outcome of pending and future litigation or governmental or regulatory proceedings; investigations, inquiries, audits and changes in laws and regulations; disruption of information technology or data security systems; general industry or market conditions; general global economic conditions; currency exchange rate fluctuations; market volatility; commodity price volatility; labor shortages; facilities disruptions or shutdowns; higher fuel costs or disruptions in transportation services; natural and other catastrophes; unanticipated weather conditions; and the factors identified in Item 1A, Risk Factors.

Caution should be taken not to place undue reliance on Grainger's forward-looking statements and Grainger undertakes no obligation to publicly update the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

Grainger is exposed to foreign currency exchange risk related to its transactions, assets and liabilities denominated in foreign currencies. For 2009, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect Grainger and its joint ventures would have resulted in a $0.9 million decrease in net earnings. Comparatively, in 2008 a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect Grainger and its joint ventures would have resulted in a $2.6 million decrease in net earnings. A uniform 10% weakening of the U.S. dollar would have resulted in a $1.1 million increase in net earnings for 2009, as compared with an increase in net earnings of $3.1 million for 2008. This sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in potential changes in sales levels or local currency prices or costs. Grainger does not hold derivatives for trading purposes.

Grainger is also exposed to interest rate risk in its debt portfolio. During 2009 and 2008, all of its long-term debt was variable rate debt. A 1 percentage point increase in interest rates paid by Grainger would have resulted in a decrease to net earnings of approximately $3.3 million for 2009 and $2.5 million for 2008. A 1 percentage point decrease in interest rates would have resulted in an increase to net earnings of approximately $3.3 million for 2009 and $2.5 million for 2008. This sensitivity analysis of the effects of changes in interest rates on long-term debt does not factor in potential changes in long-term debt levels.

Grainger has limited primary exposure to commodity price risk on certain products for resale, but does not purchase commodities directly.

Item 8: Financial Statements and Supplementary Data

The financial statements and supplementary data are included on pages 27 to 62. See the Index to Financial Statements and Supplementary Data on page 26.

Item 9: Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Disclosure Controls and Procedures

Grainger carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of Grainger's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that Grainger's disclosure controls and procedures were effective as of the end of the period covered by this report.

Internal Control Over Financial Reporting

(A) Management's Annual Report on Internal Control Over Financial Reporting

Management's report on the Company's internal control over financial reporting is included on page 27 of this Report under the heading Management's Annual Report on Internal Control Over Financial Reporting.

(B) Attestation Report of the Registered Public Accounting Firm

The report from Ernst & Young LLP on its audit of the effectiveness of Grainger's internal control over financial reporting as of December 31, 2009, is included on page 28 of this Report under the heading Report of Independent Registered Public Accounting Firm.

(C) Changes in Internal Control Over Financial Reporting

There have been no changes in Grainger's internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, Grainger's internal control over financial reporting.

Item 9B: Other Information

None.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to Grainger's proxy statement relating to the annual meeting of shareholders to be held April 28, 2010, under the captions "Election of Directors," "Board of Directors and Board Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance." Information required by this item regarding executive officers of Grainger is set forth in Part I of this report under the caption "Executive Officers."

Grainger has adopted a code of ethics that applies to the principal executive officer, principal financial officer and principal accounting officer. This code of ethics is incorporated into Grainger's business conduct guidelines for directors, officers and employees. Grainger intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to its code of ethics by posting such information on its Web site at www.grainger.com/investor. A copy of the code of ethics incorporated into Grainger's business conduct guidelines is also available in print without charge to any person upon request to Grainger's Corporate Secretary. Grainger has also adopted Operating Principles for the Board of Directors, which are available on its Web site and are available in print to any person who requests them.

Item 11: Executive Compensation

The information required by this item is incorporated by reference to Grainger's proxy statement relating to the annual meeting of shareholders to be held April 28, 2010, under the captions "Board of Directors and Board Committees," "Director Compensation," "Report of the Compensation Committee of the Board" and "Compensation Discussion and Analysis."

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to Grainger's proxy statement relating to the annual meeting of shareholders to be held April 28, 2010, under the captions "Ownership of Grainger Stock" and "Equity Compensation Plans."

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to Grainger's proxy statement relating to the annual meeting of shareholders to be held April 28, 2010, under the captions "Election of Directors" and "Transactions with Related Persons."

Item 14: Principal Accounting Fees and Services

The information required by this item is incorporated by reference to Grainger's proxy statement relating to the annual meeting of shareholders to be held April 28, 2010, under the caption "Audit Fees and Audit Committee Pre-Approval Policies and Procedures."

PART IV

Item 15: Exhibits and Financial Statement Schedules

(a) 1. Financial Statements. See Index to Financial Statements and Supplementary Data.

2. Financial Statement Schedules. The schedules listed in Reg. 210.5-04 have been omitted because they are either not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

(3) (a) Restated Articles of Incorporation, incorporated by reference to Exhibit 3(i) to Grainger's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(b) Bylaws, as amended February 17, 2010.

(4) Instruments Defining the Rights of Security Holders, Including Indentures

(a) No instruments which define the rights of holders of Grainger's Industrial Development Revenue Bonds are filed herewith, pursuant to the exemption contained in Regulation S-K, Item 601(b)(4)(iii). Grainger hereby agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any such instrument.

(10) Material Contracts

(a) (i) Accelerated share repurchase agreement, incorporated by reference to Exhibit 10 to Grainger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(ii) A Credit Agreement with Wachovia Bank, National Association, as administrative agent, and other lenders incorporated by reference to Exhibit 10 to Grainger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

(b) Compensatory Plans or Arrangements

(i) Director Stock Plan, as amended, incorporated by reference to Exhibit 10(c) to Grainger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(ii) 1990 Long-Term Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10(a) to Grainger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(iii) 2001 Long-Term Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10(b) to Grainger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(iv) Executive Death Benefit Plan, as amended, incorporated by reference to Exhibit 10(v) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2007.

(1) First amendment to the Executive Death Benefit Plan, incorporated by reference to Exhibit 10(b)(v)(1) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2008.

(2) Second amendment to the Executive Death Benefit Plan.

(v) 1985 Executive Deferred Compensation Plan, as amended, incorporated by reference to Exhibit 10(d)(vii) to Grainger's Annual Report on Form 10-K for the year ended December 31, 1998.

(vi) Supplemental Profit Sharing Plan, as amended, incorporated by reference to Exhibit 10(viii) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2003.

(vii) Supplemental Profit Sharing Plan II, as amended, incorporated by reference to Exhibit 10(ix) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2007.

(viii) Form of Change in Control Employment Agreement between Grainger and certain of its executive officers, as amended, incorporated by reference to Exhibit 10(x) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2007.

(ix) Form of Change in Control Employment Agreement between Grainger and certain of its executive officers.

(x) Voluntary Salary and Incentive Deferral Plan, as amended, incorporated by reference to Exhibit 10(xi) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2007.

(xi) Summary Description of Directors Compensation Program effective April 29, 2009, incorporated by reference to Exhibit 10(xiii) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2008.

(xii) Summary Description of Directors Compensation Program effective April 28, 2010.

(xiii) 2005 Incentive Plan, as amended, incorporated by reference to Exhibit 10(d) to Grainger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(xiv) Form of Stock Option Award Agreement between Grainger and certain of its executive officers, incorporated by reference to Exhibit 10(xiv) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2005.

(xv) Form of Stock Option and Restricted Stock Unit Agreement between Grainger and certain of its executive officers, incorporated by reference to Exhibit 10(xv) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2005.

(xvi) Form of Stock Option Award Agreement between Grainger and certain of its executive officers.

(xvii) Form of Stock Option and Restricted Stock Unit Agreement between Grainger and certain of its international executive officers.

(xviii) Form of Performance Share Award Agreement between Grainger and certain of its executive officers, incorporated by reference to Exhibit 10(xvi) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2005.

(xix) Form of Performance Share Award Agreement (non-dividend equivalent) between Grainger and certain of its executive officers, incorporated by reference to Exhibit 10(xviii) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2008.

(xx) Form of Performance Share Award Agreement (non-dividend equivalent and recoupment) between Grainger and certain of its executive officers.

(xxi) Offer of Employment Letter to Mr. D.G. Macpherson dated December 14, 2007.

(xxii) Summary Description of 2008 Management Incentive Program, incorporated by reference to Exhibit 10(xviii) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2007.

(xxiii) Summary Description of 2009 Management Incentive Program, incorporated by reference to Exhibit 10(xxi) to Grainger's Annual Report on Form 10-K for the year ended December 31, 2008.

(xxiv) Summary Description of 2010 Management Incentive Program.

(xxv) Incentive Program Recoupment Agreement.

(21) Subsidiaries of Grainger.

(23) Consent of Independent Registered Public Accounting Firm.

(31) Rule 13a – 14(a)/15d – 14(a) Certifications

(a) Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(b) Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Section 1350 Certifications

(a) Chief Executive Officer certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Chief Financial Officer certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

December 31, 2009, 2008 and 2007

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of W.W. Grainger, Inc. (Grainger) is responsible for establishing and maintaining adequate internal control over financial reporting. Grainger's internal control system was designed to provide reasonable assurance to Grainger's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance with respect to the preparation and presentation of financial statements.

Grainger's management assessed the effectiveness of Grainger's internal control over financial reporting as of December 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on its assessment under that framework and the criteria established therein, Grainger's management concluded that Grainger's internal control over financial reporting was effective as of December 31, 2009.

Ernst & Young LLP, an independent registered public accounting firm, has audited Grainger's internal control over financial reporting as of December 31, 2009, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
W.W. Grainger, Inc.

We have audited W.W. Grainger, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). W.W Grainger, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, W.W. Grainger, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of W.W. Grainger, Inc. and subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of earnings, comprehensive earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of W.W. Grainger, Inc., and our report dated February 25, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
W.W. Grainger, Inc.

We have audited the accompanying consolidated balance sheets of W.W Grainger, Inc. and subsidiaries as of December 31, 2009, 2008, and 2007, and the related consolidated statements of earnings, comprehensive earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of W.W. Grainger, Inc. and subsidiaries at December 31, 2009, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As described in Note 16 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform with ASC 740.

As described in Note 17 to the consolidated financial statements, effective January 1, 2009, the Company changed its method of computing earnings per share to the two-class method from the treasury stock method to conform with ASC 260.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), W.W. Grainger, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 25, 2010

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of dollars, except for per share amounts)

	For the Years Ended December 31,		
	2009	2008	2007
Net sales	$6,221,991	$6,850,032	$6,418,014
Cost of merchandise sold	3,623,465	4,041,810	3,814,391
Gross profit	2,598,526	2,808,222	2,603,623
Warehousing, marketing and administrative expenses	1,933,302	2,025,550	1,932,970
Operating earnings	665,224	782,672	670,653
Other income and (expense):			
Interest income	1,358	5,069	12,125
Interest expense	(8,766)	(14,485)	(2,974)
Equity in net income of unconsolidated entities	1,497	3,642	2,016
Gain (write-off) of investment in unconsolidated entities	47,343	(6,031)	—
Other non-operating income	964	2,668	404
Other non-operating expense	(283)	(317)	(363)
Total other income and (expense)	42,113	(9,454)	11,208
Earnings before income taxes	707,337	773,218	681,861
Income taxes	276,565	297,863	261,741
Net earnings	430,772	475,355	420,120
Less: Net earnings attributable to noncontrolling interest	306	—	—
Net earnings attributable to W.W. Grainger, Inc.	$ 430,466	$ 475,355	$ 420,120
Earnings per share:			
Basic	$ 5.70	$ 6.07	$ 5.01
Diluted	$ 5.62	$ 5.97	$ 4.91
Weighted average number of shares outstanding:			
Basic	73,786,346	76,579,856	82,403,958
Diluted	74,891,852	77,887,620	84,173,381

The accompanying notes are an integral part of these financial statements.

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(In thousands of dollars)

	For the Years Ended December 31,		
	2009	2008	2007
Net earnings	$430,772	$475,355	$420,120
Other comprehensive earnings (losses):			
Foreign currency translation adjustments, net of tax (expense) benefit of $(7,813), $11,454 and $(9,279), respectively	54,693	(79,287)	53,545
Reclassification of cumulative currency translation gain	(3,145)	—	—
Defined postretirement benefit plan:			
Prior service (cost) credit arising during period	(8,715)	—	9,433
Amortization of prior service credit	(1,215)	(1,215)	(437)
Amortization of transition asset	(143)	(143)	(143)
Net gain (loss) arising during period	3,402	(49,872)	11,620
Amortization of unrecognized losses	4,135	1,312	2,094
Income tax benefit (expense)	984	19,368	(8,756)
Net defined postretirement benefit plan adjustments	(1,552)	(30,550)	13,811
Gain (loss) on other employment-related benefit plans, net of tax benefit (expense) of $205, $544 and $(878), respectively	(554)	(859)	1,384
Total other comprehensive earnings (losses)	49,442	(110,696)	68,740
Comprehensive earnings, net of tax	480,214	364,659	488,860
Comprehensive earnings attributable to noncontrolling interest:			
Net earnings	(306)	—	—
Foreign currency translation adjustments	1,457	—	—
Comprehensive earnings attributable to W.W. Grainger, Inc.	$481,365	$364,659	$488,860

The accompanying notes are an integral part of these financial statements.

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except for per share amounts)

	As of December 31,		
ASSETS	2009	2008	2007
CURRENT ASSETS			
Cash and cash equivalents	$ 459,871	$ 396,290	$ 113,437
Marketable securities at cost, which approximates market value	—	—	20,074
Accounts receivable (less allowances for doubtful accounts of $25,850, $26,481 and $25,830, respectively)	624,910	589,416	602,650
Inventories	889,679	1,009,932	946,327
Prepaid expenses and other assets	88,364	73,359	61,666
Deferred income taxes	42,023	52,556	56,663
Prepaid income taxes	26,668	22,556	—
Total current assets	2,131,515	2,144,109	1,800,817
PROPERTY, BUILDINGS AND EQUIPMENT			
Land	237,867	192,916	178,321
Buildings, structures and improvements	1,078,439	1,048,440	977,837
Furniture, fixtures, machinery and equipment	950,187	890,507	848,118
	2,266,493	2,131,863	2,004,276
Less accumulated depreciation and amortization	1,313,222	1,201,552	1,125,931
Property, buildings and equipment – net	953,271	930,311	878,345
DEFERRED INCOME TAXES	79,472	97,442	54,658
INVESTMENTS IN UNCONSOLIDATED ENTITIES	3,508	20,830	14,759
GOODWILL	351,182	213,159	233,028
OTHER ASSETS AND INTANGIBLES – NET	207,384	109,566	112,421
TOTAL ASSETS	$3,726,332	$3,515,417	$3,094,028

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS – CONTINUED

(In thousands of dollars, except for per share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY	As of December 31, 2009	2008	2007
CURRENT LIABILITIES			
Short-term debt	$ 34,780	$ 19,960	$ 102,060
Current maturities of long-term debt	53,128	21,257	4,590
Trade accounts payable	300,791	290,802	297,929
Accrued compensation and benefits	135,323	162,380	182,275
Accrued contributions to employees' profit sharing plans	121,895	146,922	126,483
Accrued expenses	124,150	118,633	102,607
Income taxes payable	6,732	1,780	10,459
Total current liabilities	776,799	761,734	826,403
LONG-TERM DEBT (less current maturities)	437,500	488,228	4,895
DEFERRED INCOME TAXES AND TAX UNCERTAINTIES	62,215	33,219	20,727
ACCRUED EMPLOYMENT-RELATED BENEFITS COSTS	222,619	198,431	143,895
SHAREHOLDERS' EQUITY			
Cumulative Preferred Stock – $5 par value – 12,000,000 shares authorized; none issued nor outstanding	—	—	—
Common Stock – $0.50 par value – 300,000,000 shares authorized; 109,659,219 shares issued	54,830	54,830	54,830
Additional contributed capital	596,358	564,728	475,350
Retained earnings	3,966,508	3,670,726	3,316,875
Accumulated other comprehensive earnings (losses)	12,374	(38,525)	72,171
Treasury stock, at cost – 37,382,703, 34,878,190 and 30,199,804 shares, respectively	(2,466,350)	(2,217,954)	(1,821,118)
Total W.W. Grainger, Inc. shareholders' equity	2,163,720	2,033,805	2,098,108
Noncontrolling interest	63,479	—	—
Total shareholders' equity	2,227,199	2,033,805	2,098,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,726,332	$3,515,417	$3,094,028

The accompanying notes are an integral part of these financial statements.

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	For the Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 430,772	$ 475,355	$ 420,120
Provision for losses on accounts receivable	10,748	12,924	15,436
Deferred income taxes and tax uncertainties	21,683	5,182	(18,632)
Depreciation and amortization	147,531	139,570	131,999
Stock-based compensation	40,407	45,945	35,551
Tax benefit of stock incentive plans	2,894	1,925	3,193
Net losses (gains) on property, buildings and equipment	8,642	(9,232)	(7,254)
Income from unconsolidated entities – net	(1,497)	(3,642)	(2,016)
(Gain) write-off of unconsolidated entities	(47,343)	6,031	—
Change in operating assets and liabilities – net of business acquisitions:			
(Increase) decrease in accounts receivable	2,794	(5,592)	(41,814)
(Increase) decrease in inventories	175,286	(92,518)	(97,234)
(Increase) decrease in prepaid expenses	(11,180)	(33,629)	(2,342)
Increase (decrease) in trade accounts payable	(16,736)	(6,960)	(39,436)
Increase (decrease) in other current liabilities	(52,944)	199	54,457
Increase (decrease) in current income taxes payable	2,472	(7,784)	2,304
Increase (decrease) in accrued employment-related benefits costs	22,080	3,216	17,705
Other – net	(3,213)	(924)	(3,162)
Net cash provided by operating activities	732,396	530,066	468,875
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, buildings and equipment	(142,414)	(194,975)	(197,423)
Proceeds from sales of property, buildings and equipment	1,684	13,620	12,084
Cash paid for business acquisitions, net of cash acquired, and other investments	(121,833)	(14,793)	(9,480)
Investments in unconsolidated entities	—	(6,487)	(2,138)
Net cash used in investing activities	$(262,563)	$(202,635)	$(196,957)

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

(In thousands of dollars)

	For the Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in commercial paper	$ —	$ (95,947)	$ 95,947
Borrowings under line of credit	46,125	29,959	14,107
Payments against line of credit	(43,583)	(15,437)	(7,751)
Proceeds from issuance of long-term debt	—	500,000	—
Payments of long-term debt	(18,856)	—	—
Proceeds from stock options exercised	91,165	46,833	113,500
Excess tax benefits from stock-based compensation	19,030	13,533	30,696
Purchase of treasury stock	(372,727)	(394,247)	(647,293)
Cash dividends paid	(134,684)	(121,504)	(113,093)
Net cash used in financing activities	(413,530)	(36,810)	(513,887)
Exchange rate effect on cash and cash equivalents	7,278	(7,768)	6,935
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63,581	282,853	(235,034)
Cash and cash equivalents at beginning of year	396,290	113,437	348,471
Cash and cash equivalents at end of year	$ 459,871	$ 396,290	$ 113,437
Supplemental cash flow information:			
Cash payments for interest (net of amounts capitalized)	$ 8,766	$ 14,508	$ 4,409
Cash payments for income taxes	235,043	306,960	244,541
Noncash investing activities:			
Fair value of noncash assets acquired in business acquisitions	$ 324,913	$ 41,068	$ 5,039
Liabilities assumed in business acquisitions	(75,530)	(6,778)	(341)

The accompanying notes are an integral part of these financial statements.

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars, except for per share amounts)

	W.W. Grainger, Inc. Shareholders' Equity					
	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Losses)	Treasury Stock	Noncontrolling Interest
Balance at January 1, 2007	$ 54,829	$478,454	$3,007,606	$ 3,431	$(1,366,705)	$ —
Cumulative effect of a change in accounting principle	—	—	870	—	—	—
Reinstatement of equity method	—	—	1,372	—	—	—
Exercise of stock options	—	(19,991)	—	—	133,491	—
Tax benefits on stock-based compensation awards	—	33,889	—	—	—	—
Stock option expense	—	16,888	—	—	—	—
Amortization of other stock-based compensation awards	—	18,667	—	—	—	—
Vesting of restricted stock	—	—	—	—	(1,126)	—
Settlement of other stock-based compensation awards	1	(2,557)	—	—	1,189	—
Purchase of treasury stock	—	(50,000)	—	—	(587,967)	—
Net earnings	—	—	420,120	—	—	—
Other comprehensive earnings	—	—	—	68,740	—	—
Cash dividends paid ($1.34 per share)	—	—	(113,093)	—	—	—
Balance at December 31, 2007	$ 54,830	$475,350	$3,316,875	$ 72,171	$(1,821,118)	$ —
Exercise of stock options	—	(12,663)	—	—	59,460	—
Tax benefits on stock-based compensation awards	—	15,458	—	—	—	—
Stock option expense	—	19,868	—	—	—	—
Amortization of other stock-based compensation awards	—	26,077	—	—	—	—
Vesting of restricted stock	—	—	—	—	(417)	—
Settlement of other stock-based compensation awards	—	(9,362)	—	—	5,209	—
Purchase of treasury stock	—	50,000	—	—	(461,088)	—
Net earnings	—	—	475,355	—	—	—
Other comprehensive earnings	—	—	—	(110,696)	—	—
Cash dividends paid ($1.55 per share)	—	—	(121,504)	—	—	—
Balance at December 31, 2008	$ 54,830	$564,728	$3,670,726	$ (38,525)	$(2,217,954)	$ —

W.W. Grainger, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY – CONTINUED

(In thousands of dollars, except for per share amounts)

	W.W. Grainger, Inc. Shareholders' Equity					
	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Losses)	Treasury Stock	Noncontrolling Interest
Balance at December 31, 2008	$54,830	$564,728	$3,670,726	$ (38,525)	$(2,217,954)	$ —
Exercise of stock options	—	(15,614)	—	—	106,255	96
Tax benefits on stock-based compensation awards	—	21,924	—	—	—	—
Stock option expense	—	16,100	—	—	—	98
Amortization of other stock-based compensation awards	—	24,307	—	—	—	—
Vesting of restricted stock	—	—	—	—	(926)	—
Settlement of other stock-based compensation awards	—	(15,087)	—	—	8,525	—
Purchase of treasury stock	—	—	—	—	(362,250)	—
Net earnings	—	—	430,466	—	—	306
Other comprehensive earnings	—	—	—	50,899	—	(1,457)
Cash dividends paid ($1.78 per share)	—	—	(134,684)	—	—	—
Change in subsidiary ownership	—	—	—	—	—	64,436
Balance at December 31, 2009	$54,830	$596,358	$3,966,508	$ 12,374	$(2,466,350)	$ 63,479

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 1 – BACKGROUND AND BASIS OF PRESENTATION

INDUSTRY INFORMATION

W.W. Grainger, Inc. is the leading broad-line supplier of facilities maintenance and other related products and services in North America, with operations primarily in the United States, Canada, Japan and Mexico. In this report, the words "Company" or "Grainger" mean W.W. Grainger, Inc. and its subsidiaries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions are eliminated from the consolidated financial statements.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

For investments in which the Company owns or controls from 20% to 50% of the voting shares, the equity method of accounting is used. Changes in interest arising from the issuance of stock by an investee are accounted for as additional contributed capital. See Note 6 to the Consolidated Financial Statements.

MANAGEMENT ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent liabilities. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Net exchange gains or losses resulting from the translation of financial statements of foreign operations and related long-term debt are recorded as a separate component of other comprehensive earnings. See Notes 2 and 14 to the Consolidated Financial Statements.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues recognized include product sales, billings for freight and handling charges and fees earned for services provided. The Company recognizes product sales and billings for freight and handling charges primarily on the date products are shipped to, or picked up by, the customer. The Company's standard shipping terms are FOB shipping point. On occasion, the Company will negotiate FOB destination terms. These sales are recognized upon delivery to the customer. Fee revenues, which account for less than 1% of total revenues, are recognized after services are completed.

COST OF MERCHANDISE SOLD

Cost of merchandise sold includes product and product-related costs, vendor consideration, freight-out and handling costs. The Company defines handling costs as those costs incurred to fulfill a shipped sales order.

VENDOR CONSIDERATION

The Company receives rebates and allowances from its vendors to promote their products. The Company utilizes numerous advertising programs to promote its vendors' products, including catalogs and other printed media, Internet and other marketing programs. Most of these programs relate to multiple vendors, which makes supporting the specific, identifiable and incremental criteria difficult, and would require numerous assumptions and judgments. Based on the inexact nature of trying to track reimbursements to the exact advertising expenditure for each vendor, the Company treats most vendor advertising allowances as a reduction of Cost of merchandise sold rather than a reduction of operating (advertising) expenses. Rebates earned from vendors that are based on product purchases are capitalized into inventory as part of product purchase price. These rebates are credited to cost of merchandise sold based on sales. Vendor rebates that are earned based on products sold are credited directly to Cost of merchandise sold.

ADVERTISING

Advertising costs are expensed in the year the related advertisement is first presented. Advertising expense was $114.6 million, $120.7 million and $122.4 million for 2009, 2008, and 2007, respectively. Most vendor-provided allowances are classified as an offset to Cost of merchandise sold. For additional information see VENDOR CONSIDERATION above.

Catalog expense is amortized equally over the life of the catalog, beginning in the month of its distribution. Advertising costs for catalogs that have not been distributed by year-end are capitalized as Prepaid expenses. Amounts included in Prepaid expenses at December 31, 2009, 2008, and 2007 were $48.1 million, $39.5 million, and $32.1 million, respectively.

WAREHOUSING, MARKETING AND ADMINISTRATIVE EXPENSES

Included in this category are purchasing, branch operations, information services, and marketing and selling expenses, as well as other types of general and administrative costs.

STOCK INCENTIVE PLANS

The Company measures all share-based payments using fair-value-based methods and records compensation expense related to these payments over the vesting period. See Note 12 to the Consolidated Financial Statements.

INCOME TAXES

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between financial and tax reporting.

OTHER COMPREHENSIVE EARNINGS (LOSSES)

The Company's Other comprehensive earnings (losses) include foreign currency translation adjustments and unrecognized gains (losses) on postretirement and other employment-related benefit plans. See Note 14 to the Consolidated Financial Statements.

CASH AND MARKETABLE SECURITIES

The Company considers investments in highly liquid debt instruments, purchased with an original maturity of ninety days or less, to be cash equivalents. For cash equivalents, the carrying amount approximates fair value due to the short maturity of these instruments.

The Company's investments in marketable securities consist of commercial paper to be held to maturity. These investments have an original maturity date of more than 90 days. The investments are issued from high credit quality issuers. The marketable securities are recorded at cost, which approximates fair value.

CONCENTRATION OF CREDIT RISK

The Company places temporary cash investments with institutions of high credit quality and, by policy, limits the amount of credit exposure to any one institution.

The Company has a broad customer base representing many diverse industries doing business in all regions of the United States, Canada, Mexico, Panama, India, Japan, and China. Consequently, no significant concentration of credit risk is considered to exist.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company establishes reserves for customer accounts that are potentially uncollectible. The method used to estimate the allowances is based on several factors, including the age of the receivables and the historical ratio of actual write-offs to the age of the receivables. These analyses also take into consideration economic conditions that may have an impact on a specific industry, group of customers or a specific customer.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined primarily by the last-in, first-out (LIFO) method, which accounts for approximately 74% of total inventory. For the remaining inventory, cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment are valued at cost. For financial statement purposes, depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the declining-balance and sum-of-the-years-digits methods. The principal estimated useful lives for determining depreciation are as follows:

Buildings, structures and improvements	10 to 30 years
Furniture, fixtures, machinery and equipment	3 to 10 years

Improvements to leased property are amortized over the initial terms of the respective leases or the estimated service lives of the improvements, whichever is shorter.

The Company capitalized interest costs of $0.5 million, $1.3 million and $1.4 million in 2009, 2008 and 2007, respectively.

LONG-LIVED ASSETS

The carrying value of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated undiscounted future cash flows resulting from use of the asset, including disposition, are less than the carrying value of the asset. Impairment is measured as the amount by which the carrying amount exceeds the fair value.

During 2009, the Company recognized impairment charges of $9.0 million included in Warehousing, marketing and administrative expenses, to reduce the carrying value of certain long-lived assets to their estimated fair value pursuant to impairment indicators for property currently held for sale, lease terminations, idle assets, and branch closures.

GOODWILL AND OTHER INTANGIBLES

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized, but rather tested for impairment on an annual basis and more often if circumstances require. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value.

The Company recognizes an acquired intangible apart from goodwill whenever the intangible arises from contractual or other legal rights, or whenever it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their estimated useful lives unless the estimated useful life is determined to be indefinite. Amortizable intangible assets are being amortized over useful lives of one to 20 years. Impairment losses are recognized if the carrying amount of an intangible, subject to amortization, is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company also maintains intangible assets with indefinite lives, which are not amortized. These intangibles are tested for impairment on an annual basis and more often if circumstances require. Impairment losses are recognized whenever the implied fair value of these assets is less than their carrying value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term nature of these financial instruments. The carrying value of long-term debt also approximates fair value due to the variable interest rates that are tied to LIBOR.

INSURANCE RESERVES

The Company purchases insurance for catastrophic exposures and those risks required to be insured by law. It also retains a significant portion of the risk of certain losses related to workers' compensation, general liability and property losses through the utilization of high deductibles and self-insured retentions. Reserves for these potential losses are based on an external analysis of the Company's historical claims results and other actuarial assumptions.

WARRANTY RESERVES

The Company generally warrants the products it sells against defects for one year. For a significant portion of warranty claims, the manufacturer of the product is responsible for expenses. For warranty expenses not covered by the manufacturer, the Company provides a reserve for future costs based primarily on historical experience. The reserve activity was as follows (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Beginning balance	$ 3,218	$ 3,442	$ 4,651
Returns	(11,727)	(12,917)	(12,781)
Provisions	11,747	12,693	11,572
Ending balance	$ 3,238	$ 3,218	$ 3,442

NEW ACCOUNTING STANDARDS

In December 2008, the Financial Accounting Standards Board (FASB) issued authoritative guidance regarding employer's disclosures about postretirement benefit plan assets, codified primarily in ASC 715. ASC 715 requires expanded disclosures about investment policies and strategies for the plan assets of a defined benefit pension or other postretirement plan, including information regarding major categories of assets, input and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within the plans. The Company has applied the provision of ASC 715 and the adoption did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued authoritative guidance regarding subsequent events, codified primarily in ASC 855, which provides authoritative accounting guidance for subsequent events. ASC 855 addresses events that occur after the balance sheet date but before the issuance of the financial statements. It distinguishes between subsequent events that should be recognized in the financial statements and those that should not. Also, it requires disclosure of the date through which subsequent events were evaluated and disclosures for certain non-recognized events. ASC 855 was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company has applied the provision of ASC 855 and disclosed the date through which it has evaluated subsequent events and the basis for choosing that date. The adoption of ASC 855 did not have a material effect on the Company's results of operations or financial position.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," codified in ASC 105, which established the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles to be applied by non-governmental entities. The Accounting Standards Codification superseded all existing non-SEC accounting and reporting standards. ASC 105 was effective for interim or annual financial periods ending after September 15, 2009. The Company has applied this statement and the adoption did not have a material effect on its results of operations or financial position.

NOTE 3 – BUSINESS ACQUISITIONS

During 2009, the Company acquired three companies for approximately $134 million, less cash acquired. The total cost of the acquisitions has been allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the respective dates of acquisition. The estimated purchase price allocations are preliminary and subject to revisions based on additional valuation work related to intangibles. Purchased identifiable intangible assets totalled approximately $49 million and will be amortized on a straight-line basis over a weighted average life of 15 years (lives ranging from one to 20 years). Acquired intangibles primarily consist of product line copyrights, proprietary software, customer relationships and trade names. The Company recorded approximately $108 million of goodwill and other intangibles associated with these acquisitions. The goodwill is partially deductible for tax purposes.

In September 2009, the Company acquired 380,000 common shares of MonotaRO Co., Ltd. (MonotaRO) for approximately $4 million increasing its interest from 48 percent to 53 percent. As a result of the Company obtaining controlling voting interest over MonotaRO, the Company consolidated MonotaRO's balance sheet as of September 30, 2009. MonotaRO's earnings are reported on a one month lag which began in October 2009. The Company previously accounted for its 48 percent interest in MonotaRO as an equity method investment. Upon obtaining the controlling interest, the previously held equity interest was remeasured to fair value resulting in a pre-tax gain of $47 million ($28 million after tax) reported as other income in the Company's consolidated statement of earnings. The gain includes $3 million reclassified from Accumulated other comprehensive earnings. Both the gain on the previously held equity investment and the fair value of the noncontrolling interest in MonotaRO of $61 million were based on the closing market price of MonotaRO's common stock on the acquisition date. The Company has recorded separately identifiable intangible assets totalling $66 million. The amortizable intangibles primarily consist of customer relationships which will be amortized on a straight-line basis over 15 years. The indefinite-lived intangible ($32 million) is related to the MonotaRO trade name. The estimated purchase price allocations are preliminary and subject to revisions based on additional valuation work of intangibles. The goodwill recognized in the transaction amounted to approximately $58 million and is not deductible for tax purposes.

In June 2009, the Company acquired the remaining 50.1% of its joint venture in India, Grainger Industrial Supply India Private Limited, formerly known as Asia Pacific Brands India Private Limited, for $1 million. See Note 6 to the Consolidated Financial Statements for additional information regarding this acquisition.

During 2008, the Company acquired two companies for approximately $34 million and during 2007, the Company acquired one company for approximately $5 million.

The results of these acquisitions are included in the Company's consolidated results from the respective dates of acquisition. Due to the immaterial nature of these transactions, both individually and in the aggregate, disclosures of amounts assigned to the acquired assets and assumed liabilities and pro forma results of operations were not considered necessary.

NOTE 4 – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table shows the activity in the allowance for doubtful accounts (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Balance at beginning of period	$ 26,481	$ 25,830	$ 18,801
Provision for uncollectible accounts	10,748	12,924	15,436
Write-off of uncollectible accounts, net of recoveries	(12,254)	(11,501)	(8,755)
Foreign currency translation impact	875	(772)	348
Balance at end of period	$ 25,850	$ 26,481	$ 25,830

NOTE 5 – INVENTORIES

Inventories primarily consist of merchandise purchased for resale. Inventories would have been $333.3 million, $317.0 million and $287.7 million higher than reported at December 31, 2009, 2008 and 2007, respectively, if the FIFO method of inventory accounting had been used for all Company inventories. Net earnings would have increased by $10.0 million, $18.1 million and $10.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, using the FIFO method of accounting. Inventory values using the FIFO method of accounting approximate replacement cost.

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

The table below summarizes the activity in the investments of unconsolidated entities (in thousands of dollars):

	MonotaRO Co., Ltd.	MRO Korea Co., Ltd.	Grainger Industrial Supply India Private Ltd.	Total
Balance at December 31, 2006	$ 8,492	$ —	$ —	$ 8,492
Cash investments	—	2,138	—	2,138
Equity earnings	1,401	615	—	2,016
Reinstatement to equity method of accounting	—	1,372	—	1,372
Foreign currency gain	620	121	—	741
Balance at December 31, 2007	10,513	4,246	—	14,759
Cash investments	—	—	6,487	6,487
Equity earnings (losses)	4,303	(205)	(456)	3,642
Write-off	—	—	(6,031)	(6,031)
Foreign currency gain (loss)	3,008	(1,035)	—	1,973
Balance at December 31, 2008	17,824	3,006	—	20,830
Cash investments	4,013	—	1,194	5,207
Equity earnings	1,249	248	—	1,497
Dividends	(878)	—	—	(878)
Foreign currency (loss) gain	(468)	254	—	(214)
Gain (loss) on previously held equity interest	44,275	—	(77)	44,198
Investment eliminated in consolidation	(66,015)	—	(1,117)	(67,132)
Balance at December 31, 2009	$ —	$ 3,508	$ —	$ 3,508
Ownership interest at December 31, 2009	52.9%	49.0%	100.0%	

In September 2009, the Company acquired 380,000 common shares of MonotaRO Co., Ltd. (MonotaRO) for approximately $4 million, increasing its interest from 48 percent to 53 percent. The results of MonotaRO are now included in the Company's consolidated results from the date of obtaining a controlling voting interest. The Company previously accounted for its 48 percent interest in MonotaRO as an equity method investment. Upon obtaining the controlling interest, the previously held equity interest was remeasured to fair value, resulting in a pre-tax gain of $47 million ($28 million after-tax) reported in the Company's consolidated statement of earnings. The gain includes $3 million reclassified from Accumulated other comprehensive earnings.

In July 2008, the Company acquired a 49.9% interest in Grainger Industrial Supply India Private Limited (Grainger India), formerly known as Asia Pacific Brands India Private Limited, from its sole shareholder for $5.4 million. In addition, the Company and the joint venture partner each made a $1.1 million capital infusion intended to help grow the business. In the fourth quarter 2008, the Company wrote-off its investment due to the economic slowdown in India and the loss of a major supplier that accounted for approximately 25% of the joint venture's annual revenue. These conditions severely affected Grainger India's ability to secure additional financing to meet its current obligations and continue as a going concern. The Company accounted for this investment using the equity method until it was written-off. During 2009, Grainger India's business improved. It was able to streamline its operations, strengthen its management and enhance its supplier base. As a result, the Company acquired the remaining 50.1% of this joint venture in June 2009 for $1.2 million. The results of Grainger India are now included in the Company's consolidated results from the date of acquisition.

In 2007, the Company and the other business partner in the joint venture agreed to significantly change the business model and fund the expansion of MRO Korea Co., Ltd., which was previously written-off. The Company contributed $2.1 million to MRO Korea Co., Ltd., maintaining its 49% ownership, and resumed the equity method of accounting. In conjunction with the reinstatement of the equity accounting method, a credit was recorded to retained earnings for $1.4 million, which represented the accumulated unrecognized equity earnings during the period the equity method was suspended.

NOTE 7 – CAPITALIZED SOFTWARE

Amortization of capitalized software is on a straight-line basis over three and five years. Amortization begins when the software is available for its intended use. Amortization expense was $22.7 million, $22.7 million and $21.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

NOTE 8 – SHORT-TERM DEBT

The following summarizes information concerning short-term debt (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Line of Credit			
Outstanding at December 31	$ 34,780	$ 19,960	$ 6,113
Maximum month-end balance during the year	$ 35,371	$ 19,960	$ 11,234
Average amount outstanding during the year	$ 33,554	$ 13,022	$ 7,756
Weighted average interest rate during the year	5.22%	6.23%	6.48%
Weighted average interest rate at December 31	5.06%	4.86%	6.57%
Commercial Paper			
Outstanding at December 31	$ —	$ —	$ 95,947
Maximum month-end balance during the year	$ —	$ 319,860	$ 139,104
Average amount outstanding during the year	$ —	$ 54,589	$ 28,030
Weighted average interest rate during the year	—%	3.08%	5.38%
Weighted average interest rate at December 31	—%	—%	4.30%

The Company had $83.7 million, $29.2 million and $31.1 million of uncommitted lines of credit denominated in foreign currencies at December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, there was $34.8 million outstanding under these lines of credit relating to borrowings of foreign subsidiaries. The foreign subsidiaries utilize the lines of credit to meet business growth and operating needs.

Commercial paper was used to fund periodic working capital requirements and the accelerated share repurchase program. Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's share repurchase program. A portion of the proceeds from the $500 million term loan was used to refinance $311 million in outstanding commercial paper in May of 2008. Refer to Note 9 to the Consolidated Financial Statements for further discussion on the use of proceeds from the term loan.

For 2009, 2008 and 2007, the Company had a committed line of credit totaling $250.0 million for which the Company pays a commitment fee of 0.04% for each year. There were no borrowings under the committed line of credit.

The Company had $24.7 million, $18.8 million, and $15.8 million of letters of credit at December 31, 2009, 2008 and 2007, respectively, primarily related to the Company's insurance program. The Company also had $5.6 million, $6.0 million and $3.2 million at December 31, 2009, 2008 and 2007, respectively, in letters of credit to facilitate the purchase of products from foreign sources.

NOTE 9 – LONG-TERM DEBT

Long-term debt consisted of the following (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Bank term loan	$483,333	$500,000	$ —
Industrial development revenue and private activity bonds	7,295	9,485	9,485
Less current maturities	(53,128)	(21,257)	(4,590)
	$437,500	$488,228	$ 4,895

In May 2008, the Company entered into a $500 million, unsecured four-year bank term loan. Proceeds were used to pay down short-term debt and for general corporate purposes. The weighted average interest rate paid on the term loan during 2009 was 1.1%. The Company at its option may prepay the term loan in whole or in part.

The industrial development revenue and private activity bonds include various issues that bear interest at variable rates capped at 15%, and come due in various amounts from 2010 through 2021. The weighted average interest rate paid on the bonds during the year was 1.09%. Interest rates on some of the issues are subject to change at certain dates in the future. The bondholders may require the Company to redeem certain bonds concurrent with a change in interest rates and certain other bonds annually. In addition, $2.4 million of these bonds had an unsecured liquidity facility available at December 31, 2009, for which the Company compensated a bank through a commitment fee of 0.07%. There were no borrowings related to this facility at December 31, 2009. The Company classified $2.4 million, $4.6 million, and $4.6 million of bonds currently subject to redemption options in current maturities of long-term debt at December 31, 2009, 2008, and 2007, respectively.

The scheduled aggregate principal payments are due as follows (in thousands of dollars):

Year	Payment Amount
2010	$ 50,728
2011	50,900
2012	387,500
2013	—
2014 and after	1,500

The Company's debt instruments include only standard affirmative and negative covenants for debt instruments of similar amounts and structure. The Company's debt instruments do not contain financial or performance covenants restrictive to the business of the Company, reflecting its strong financial position. The Company is in compliance with all debt covenants for the year ended December 31, 2009.

NOTE 10 – EMPLOYEE BENEFITS

Retirement Plans

A majority of the Company's employees are covered by a noncontributory profit sharing plan. This plan provides for annual employer contributions generally based upon a formula related primarily to earnings before federal income taxes, limited to a percentage of the total eligible compensation paid to eligible employees. The plan was amended in 2008, to establish a minimum contribution of 8% and a maximum contribution of 18% of total eligible compensation paid to eligible employees. Prior to 2008, there was no minimum percentage and the maximum percentage was 25%. The Company also sponsors additional defined contribution plans, which cover most of the other employees. Provisions under all plans were $128.1 million, $145.4 million, and $130.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Postretirement Benefits

The Company has a postretirement healthcare benefits plan that provides coverage for a majority of its employees and their dependents should they elect to maintain such coverage upon retirement. Covered employees become eligible for participation when they qualify for retirement while working for the Company. Participation in the plan is voluntary and requires participants to make contributions toward the cost of the plan, as determined by the Company.

The Company's accumulated postretirement benefit obligation (APBO) and net periodic benefit costs include the effect of the federal subsidy provided by the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Medicare Act). The Medicare Act provides a federal subsidy to retiree healthcare benefit plan sponsors that provide a prescription drug benefit that is at least actuarially equivalent to that provided by Medicare. As a result of the subsidy, the APBO has been reduced by $43.0 million, $45.4 million and $40.4 million as of December 31, 2009, 2008 and 2007, respectively. The subsidy has reduced net periodic benefits costs by approximately $4.7 million, $5.2 million and $6.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The net periodic benefits costs charged to operating expenses, which were valued with a measurement date of January 1 for each year, consisted of the following components (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Service cost	$ 12,305	$ 9,699	$ 10,856
Interest cost	10,730	9,490	8,973
Expected return on assets	(3,402)	(4,466)	(4,049)
Amortization of prior service credit	(1,215)	(1,215)	(437)
Amortization of transition asset	(143)	(143)	(143)
Amortization of unrecognized losses	4,135	1,312	2,094
Net periodic benefits costs	$ 22,410	$ 14,677	$ 17,294

The Company has elected to amortize the amount of net unrecognized losses over a period equal to the average remaining service period for active plan participants expected to retire and receive benefits of approximately 16.8 years for 2009.

Reconciliations of the beginning and ending balances of the APBO, which is calculated using a December 31 measurement date, the fair value of plan assets and the funded status of the benefit obligation follow (in thousands of dollars):

	2009	2008	2007
Benefit obligation at beginning of year	$188,639	$150,910	$155,353
Service cost	12,305	9,699	10,856
Interest cost	10,730	9,490	8,973
Plan participants' contributions	1,797	1,751	1,575
Plan amendments	8,715	—	(9,433)
Actuarial loss (gain)	4,892	21,443	(12,754)
Benefits paid	(5,277)	(4,924)	(3,929)
Medicare Part D Subsidy received	316	270	269
Benefit obligation at end of year	222,117	188,639	150,910
Fair value of plan assets at beginning of year	56,703	74,432	67,486
Actual returns (losses) on plan assets	11,695	(23,963)	2,915
Employers' contributions	9,001	9,407	6,385
Plan participants' contributions	1,797	1,751	1,575
Benefits paid	(5,277)	(4,924)	(3,929)
Fair value of plan assets at end of year	73,919	56,703	74,432
Noncurrent postretirement benefit obligation	$148,198	$131,936	$ 76,478

The amounts recognized in Accumulated other comprehensive earnings (losses) consisted of the following components (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Prior service credit (cost)	$ (552)	$ 9,377	$ 10,592
Transition asset	714	857	1,000
Unrecognized losses	(66,430)	(73,966)	(25,405)
Deferred tax asset	25,784	24,800	5,432
Net losses	$(40,484)	$(38,932)	$ (8,381)

The components of Accumulated other comprehensive earnings (AOCE) related to the postretirement benefit costs that will be amortized into net periodic postretirement benefit costs in 2010 are as follows (in thousands of dollars):

	2010
Amortization of prior service credit	$ (494)
Amortization of transition asset	(143)
Amortization of unrecognized losses	3,954
Estimated amount to be amortized from AOCE into net periodic postretirement benefit costs	$ 3,317

The benefit obligation was determined by applying the terms of the plan and actuarial models. These models include various actuarial assumptions, including discount rates, assumed rates of return on plan assets and healthcare cost trend rates. The actuarial assumptions also anticipate future cost-sharing changes to retiree contributions that will maintain the current cost-sharing ratio between the Company and the retirees. The Company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and historical experience.

Effective January 1, 2010 (reflected in the 2009 valuation above), the plan was amended to extend its benefits to an additional group of employees and also include an in-network deductible, and increased out-of-pocket maximums and hospital co-payments. The plan amendment effective January 1, 2008 (reflected in the 2007 valuation above), changed the out-of-pocket maximums, co-payments and coinsurance amounts for retirees.

The following assumptions were used to determine net periodic benefit costs at January 1:

	For the Years Ended December 31,		
	2009	2008	2007
Discount rate	5.90%	6.50%	5.90%
Expected long-term rate of return on plan assets, net of tax at 40%	6.00%	6.00%	6.00%
Initial healthcare cost trend rate	10.00%	10.00%	10.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate reached	2019	2018	2017

The following assumptions were used to determine benefit obligations at December 31:

	2009	2008	2007
Discount rate	6.00%	5.90%	6.50%
Expected long-term rate of return on plan assets, net of tax at 40%	6.00%	6.00%	6.00%
Initial healthcare cost trend rate	9.50%	10.00%	10.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate reached	2019	2019	2018

The discount rate assumptions reflect the rates available on high-quality fixed income debt instruments. These rates have been selected due to their similarity to the projected cash flows of the postretirement healthcare benefit plan.

The Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1 percentage point change in assumed healthcare cost trend rates would have the following effects on December 31, 2009 results (in thousands of dollars):

	1 Percentage Point	
	Increase	(Decrease)
Effect on total of service and interest cost	$ 5,278	$ (4,100)
Effect on accumulated postretirement benefit obligations	44,290	(34,925)

The Company has established a Group Benefit Trust to fund the plan and process benefit payments. The assets of the Trust are invested entirely in funds designed to track the Standard & Poor's 500 Index (S&P 500). This investment strategy reflects the long-term nature of the plan obligation and seeks to take advantage of the earnings potential of equity securities. The plan's assets are stated at fair value which represents the net asset value of shares held by the plan in the registered investment companies at year-end. The following table sets forth by level within the fair value hierarchy the plan investment assets at the quoted market price (the level 1 input) as of December 31, 2009 (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Fair value of invested assets				
Registered investment companies				
Fidelity Spartan U.S. Equity Index Fund	$37,624	$ —	$ —	$37,624
Vanguard 500 Index Fund	37,691	—	—	37,691
Total Assets	$75,315	$ —	$ —	$75,315

The Company uses the long-term historical return on the plan assets and the historical performance of the S&P 500 to develop its expected return on plan assets. The required use of an expected long-term rate of return on plan assets may result in recognizing income that is greater or less than the actual return on plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and, therefore, result in a pattern of income recognition that more closely matches the pattern of the services provided by the employees.

The Company's policies include periodic reviews by management and trustees at least annually concerning: (1) the allocation of assets among various asset classes (e.g., domestic stocks, international stocks, short-term bonds, long-term bonds, etc.); (2) the investment performance of the assets, including performance comparisons with appropriate benchmarks; (3) investment guidelines and other matters of investment policy; and (4) the hiring, dismissal, or retention of investment managers.

The funding of the trust is an estimated amount which is intended to allow the maximum deductible contribution under the Internal Revenue Code of 1986 (IRC), as amended, and was $9.0 million, $9.4 million and $6.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. There are no minimum funding requirements and the Company intends to follow its practice of funding the maximum deductible contribution under the IRC.

The Company forecasts the following benefit payments (which include a projection for expected future employee service) and subsidy receipts (in thousands of dollars):

	Estimated gross benefit payments	Estimated Medicare subsidy receipts
2010	$ 4,182	$ (338)
2011	4,928	(402)
2012	5,749	(480)
2013	6,798	(565)
2014	8,012	(666)
2015 – 2019	63,983	(5,596)

Executive Death Benefit Plan

The Executive Death Benefit Plan provides one of three potential benefits: a supplemental income benefit (SIB), an executive death benefit (EDB) or a postretirement payment. The SIB provides income continuation at 50% of total compensation, payable for ten years to the beneficiary of a participant if that participant dies while employed by the Company. Alternatively, the EDB provides an after-tax lump sum payment of one times final total compensation to the beneficiary of a participant who dies after retirement. In addition, a participant may elect to receive a reduced postretirement payment instead of the EDB. In 2008, new participants to the plan were not eligible for the reduced postretirement payment option. Effective January 1, 2010, there will be no new participants added to the plan. There are no plan assets. Benefits are paid as they come due from the general assets of the Company.

The net periodic benefits costs charged to operating expenses, which were valued with a measurement date of January 1 for each year, consisted of the following components (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Service cost	$ 234	$ 247	$ 298
Interest cost	965	880	883
Amortization of unrecognized (gains) losses	(24)	(153)	127
Net periodic benefits costs	$ 1,175	$ 974	$ 1,308

Reconciliations of the beginning and ending balances of the projected benefit obligation, which are calculated using a December 31 measurement date, follow (in thousands of dollars):

	2009	2008	2007
Benefit obligation at beginning of year	$ 16,088	$ 14,115	$ 14,906
Service cost	234	247	298
Interest cost	965	880	883
Actuarial (gains) losses	(102)	1,425	(1,972)
Benefits paid	—	(579)	—
Benefit obligation at end of year	$ 17,185	$ 16,088	$ 14,115

As there are no plan assets, the benefits were paid from the general assets of the Company.

The amounts recognized as the current and long-term portions of the benefit obligation follow (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Current liabilities	$ 3,081	$ 552	$ 739
Noncurrent liabilities	14,104	15,536	13,376
Net amounts recognized	$ 17,185	$ 16,088	$ 14,115

Net gains recognized in Accumulated other comprehensive earnings (losses) were $0.4 million, $0.3 million and $1.9 million as of December 31, 2009, 2008 and 2007, respectively.

The benefit obligation was determined by applying the terms of the plan and actuarial models. These models include various actuarial assumptions, including discount rates, mortality and salary progression. The Company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and historical experience.

The following assumptions were used to determine benefit obligations at December 31:

	2009	2008	2007
Discount rate used to determine net periodic benefit cost (January 1 valuation)	6.10%	6.40%	5.90%
Discount rate used to determine benefit obligation (December 31 valuation)	5.70%	6.10%	6.40%
Compensation increase used to determine obligation and cost	4.00%	4.00%	4.00%

The discount rate assumptions reflect the rates available on high-quality fixed income debt instruments. These rates have been selected due to their similarity to the projected cash flows of the Executive Death Benefit Plan.

Actuarially projected future benefit payments are as follows (in thousands of dollars):

	Benefit Payments
2010	$3,081
2011	648
2012	855
2013	1,204
2014	1,068
2015 – 2019	5,254

Deferred Compensation Plans

The Executive Deferred Compensation Plans are money purchase defined benefit plans. Plan participation was limited to Company executives during the years 1984 to 1986 and no new executives have been added since that time. Participants were allowed to defer a portion of their compensation for the years 1984 through 1990. In return, under the plan, each participant receives an individually specified benefit at age 65. Benefits are reduced when the participant elects early retirement. There are no plan assets. Benefits are paid as they come due from the general assets of the Company.

The net periodic benefits costs charged to operating expenses, which were valued with a measurement date of January 1 for each year, consisted of the following components (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Interest cost	$ 524	$ 543	$ 568
Amortization of unrecognized losses	23	40	59
Net periodic benefits costs	$ 547	$ 583	$ 627

Reconciliations of the beginning and ending balances of the projected benefit obligation, which is calculated using a December 31 measurement date, and the status of the benefit obligation follow (in thousands of dollars):

	2009	2008	2007
Benefit obligation at beginning of year	$ 9,333	$10,151	$10,945
Interest cost	524	543	568
Actuarial losses (gains)	628	(135)	(104)
Benefits paid	(1,226)	(1,226)	(1,258)
Benefit obligation at end of year	$ 9,259	$ 9,333	$10,151

As there are no plan assets, the benefits were paid from the general assets of the Company.

The amounts recognized as the current and long-term portions of the benefit obligation follow (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Current liabilities	$ 1,196	$ 1,226	$ 1,226
Noncurrent liabilities	8,063	8,107	8,925
Net amounts recognized	$ 9,259	$ 9,333	$10,151

Net losses recognized in Accumulated other comprehensive earnings (losses) were $0.8 million, $0.2 million and $0.4 million as of December 31, 2009, 2008 and 2007, respectively.

The net loss that will be amortized from Accumulated other comprehensive earnings (losses) into net periodic benefit cost in 2010 is $0.1 million.

The benefit obligation was determined by applying the terms of the plan and actuarial models. These models include various actuarial assumptions, including discount rates, mortality and retirement age. The Company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and historical experience.

The following assumptions were used to determine benefit obligations at December 31:

	2009	2008	2007
Discount rate used to determine net periodic benefit cost (January 1 valuation)	6.00%	5.70%	5.50%
Discount rate used to determine benefit obligation (December 31 valuation)	4.50%	6.00%	5.70%

The discount rate assumptions reflect the rates available on high-quality fixed income debt instruments. These rates have been selected due to their similarity to the projected cash flows of the Executive Deferred Compensation Plans.

Actuarially projected future benefit payments are as follows (in thousands of dollars):

	Benefit Payments
2010	$1,196
2011	1,161
2012	1,154
2013	1,154
2014	1,075
2015 – 2019	4,444

Other Employment-Related Benefit Plans

Certain of the Company's non-U.S. subsidiaries provide limited non-pension benefits to retirees in addition to government-mandated programs. The cost of these programs is not significant to the Company. Most retirees outside the United States are covered by government-sponsored and -administered programs.

NOTE 11 – LEASES

The Company leases certain land, buildings and equipment under noncancellable operating leases that expire at various dates through 2036. The Company capitalizes all significant leases that qualify for capitalization, of which there were none at December 31, 2009. Many of the building leases obligate the Company to pay real estate taxes, insurance and certain maintenance costs, and contain multiple renewal provisions, exercisable at the Company's option. Leases that contain predetermined fixed escalations of the minimum rentals are recognized in rental expense on a straight-line basis over the lease term. Cash or rent abatements received upon entering into certain operating leases are also recognized on a straight-line basis over the lease term.

At December 31, 2009, the approximate future minimum lease payments for all operating leases were as follows (in thousands of dollars):

	Future Minimum Lease Payments
2010	$ 42,832
2011	37,187
2012	32,554
2013	28,640
2014	24,260
Thereafter	51,451
Total minimum payments required	216,924
Less amounts representing sublease income	(568)
	$216,356

Rent expense, including items under lease and items rented on a month-to-month basis, was $45.3 million, $44.8 million and $42.1 million for 2009, 2008 and 2007, respectively. These amounts are net of sublease income of $0.7 million, $0.6 million and $0.5 million for 2009, 2008 and 2007, respectively.

NOTE 12 – STOCK INCENTIVE PLANS

The Company maintains stock incentive plans under which the Company may grant a variety of incentive awards to employees and directors. Shares of common stock were authorized for issuance under the plans in connection with awards of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. As of December 31, 2009, restricted stock, restricted stock units, performance shares, stock units and non-qualified stock options have been granted.

In 2005, the shareholders of the Company approved the 2005 Incentive Plan ("Plan"), which replaced all prior active plans ("Prior Plans"). Awards previously granted under Prior Plans will remain outstanding in accordance with their terms. A total of 9.5 million shares of common stock have been reserved for issuance under the Plan. As of December 31, 2009, there were 1,086,221 shares available for grant under the Plan.

Pre-tax stock-based compensation expense was $40.7 million, $46.1 million, and $35.7 million in 2009, 2008 and 2007, respectively. Related income tax benefits recognized in earnings were $14.1 million, $18.2 million and $11.8 million in 2009, 2008 and 2007, respectively.

Options

In 2009, 2008 and 2007, the Company issued stock option grants to employees as part of their incentive compensation. Stock option grants were 763,370, 721,600 and 578,120 for the years 2009, 2008 and 2007, respectively.

In 2009, 2008 and 2007, the Company provided broad-based stock option grants covering 181,100, 161,400 and 162,100 shares, respectively, to those employees who reached major service milestones and were not participants in other stock option programs.

Option awards are granted with an exercise price equal to the closing market price of the Company's stock on the last trading day preceding the date of grant. The options generally vest over three years, although accelerated vesting is provided in certain circumstances. Awards generally expire ten years from the grant date.

Transactions involving stock options are summarized as follows:

	Shares Subject to Option	Weighted Average Price Per Share	Options Exercisable
Outstanding at January 1, 2007	8,454,869	$53.00	4,627,249
Granted	740,220	$82.21	
Exercised	(2,430,523)	$47.74	
Canceled or expired	(236,580)	$67.29	
Outstanding at December 31, 2007	6,527,986	$58.19	3,447,856
Granted	883,000	$84.58	
Exercised	(953,199)	$50.07	
Canceled or expired	(103,920)	$73.14	
Outstanding at December 31, 2008	6,353,867	$62.95	3,633,612
Granted	944,470	$79.69	
Exercised	(1,689,581)	$57.18	
Canceled or expired	(134,160)	$78.98	
Outstanding at December 31, 2009	5,474,596	$68.07	3,141,996

At December 31, 2009, there was $12.9 million of total unrecognized compensation expense related to nonvested option awards, which the Company expects to recognize over a weighted average period of 1.7 years.

The following table summarizes information about stock options exercised (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Fair value of options exercised	$ 24,442	$ 12,752	$ 31,736
Total intrinsic value of options exercised	57,702	35,095	88,921
Fair value of options vested	23,303	15,510	15,996
Settlements of options exercised	92,213	47,016	113,752

Information about stock options outstanding and exercisable as of December 31, 2009, is as follows:

Range of Exercise Prices	Options Outstanding: Number	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Outstanding: Intrinsic Value (000's)	Options Exercisable: Number	Options Exercisable: Weighted Average Remaining Contractual Life	Options Exercisable: Weighted Average Exercise Price	Options Exercisable: Intrinsic Value (000's)
$37.50 – $44.05	361,165	1.14 Years	$40.25	$ 20,434	361,165	1.14 Years	$40.25	$ 20,434
$45.50 – $54.85	1,763,239	3.91 Years	$51.05	80,720	1,762,179	3.91 Years	$51.05	80,669
$56.03 – $70.67	88,422	5.11 Years	$61.77	3,101	88,422	5.11 Years	$61.77	3,101
$71.21 – $93.05	3,261,770	7.85 Years	$80.52	53,199	930,230	6.48 Years	$76.56	18,656
	5,474,596	6.09 Years	$68.07	$157,454	3,141,996	4.39 Years	$57.66	$122,860

The Company uses a binomial lattice option pricing model for the valuation of stock options. The weighted average fair value of options granted in 2009, 2008 and 2007 was $19.32, $20.82 and $22.92, respectively. The fair value of each option granted in 2009, 2008 and 2007 used the following assumptions:

	For the Years Ended December 31, 2009	2008	2007
Risk-free interest rate	2.4%	3.2%	4.6%
Expected life	6 years	6 years	6 years
Expected volatility	28.8%	25.2%	24.3%
Expected dividend yield	2.3%	1.8%	1.7%

The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected term of the options being valued. The expected life selected for options granted during each year presented represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Expected volatility is based upon implied and historical volatility of the closing price of the Company's stock over a period equal to the expected life of each option grant. Historical company information is also the primary basis for selection of expected dividend yield assumptions.

Performance Shares

The Company awarded performance-based shares to certain executives. Receipt of Company stock is contingent upon the Company meeting sales growth and return on invested capital (ROIC) performance goals. Each participant is granted a base number of shares. At the end of the performance period, the number of shares granted will be increased, decreased or remain the same based upon actual Company-wide sales growth versus target sales growth. The shares, as determined at the end of the performance period, are issued at the end of the third year if the Company's average target ROIC is achieved during the vesting period.

Performance share value is based upon closing market prices on the last trading day preceding the date of award and is charged to earnings on a straight-line basis over the three year period. Holders of the 2008 and 2007 performance share awards are entitled to receive cash payments equivalent to cash dividends after the end of the first year performance period, whereas holders of the 2009 and subsequent performance share awards are not entitled to receive cash payments equivalent to cash dividends. If the performance shares vest, they will be settled by the issuance of Company common stock in exchange for the performance shares on a one-for-one basis.

The following table summarizes the transactions involving performance-based share awards:

	2009 Shares	2009 Weighted Average Price Per Share	2008 Shares	2008 Weighted Average Price Per Share	2007 Shares	2007 Weighted Average Price Per Share
Beginning nonvested shares outstanding	117,896	$75.13	116,796	$69.49	37,812	$71.23
Issuances	36,720	$73.17	38,360	$86.00	83,089	$68.64
Cancellations	(3,319)	$83.40	—	$ —	(4,105)	$69.00
Vestings	(78,935)	$68.64	(37,260)	$71.23	—	$ —
Ending nonvested shares outstanding	72,362	$80.01	117,896	$75.13	116,796	$69.49

At December 31, 2009, the unearned compensation related to performance-based share awards outstanding was $2.8 million, which the Company expects to recognize over a weighted average period of 1.7 years.

Restricted Stock

The plans authorize the granting of restricted stock, which is held by the Company pursuant to the terms and conditions related to the applicable grants. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends. Restricted stock grants have original vesting periods of six to ten years.

Compensation expense related to restricted stock awards is based upon the closing market price on the last trading day preceding the date of grant and is charged to earnings on a straight-line basis over the vesting period. The following table summarizes the transactions involving restricted stock granted to employees:

	2009		2008		2007	
	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share
Beginning nonvested shares outstanding	50,000	$53.50	65,000	$52.37	105,000	$51.05
Vesting	(40,000)	$54.12	(15,000)	$48.15	(40,000)	$48.73
Ending nonvested shares outstanding	10,000	$47.81	50,000	$53.50	65,000	$52.37
Fair value of shares vested	$2.9 million		$1.3 million		$3.0 million	

Restricted Stock Units (RSUs)

Awards of RSUs are provided for under the stock compensation plans. RSUs granted vest over periods from two to seven years from issuance, although accelerated vesting is provided in certain instances. Holders of RSUs are entitled to receive cash payments equivalent to cash dividends and other distributions paid with respect to common stock. At various times after vesting, RSUs will be settled by the issuance of stock evidencing the conversion of the RSUs into shares of the Company common stock on a one-for-one basis. Compensation expense related to RSUs is based upon the closing market prices on the last trading day preceding the date of award and is charged to earnings on a straight-line basis over the vesting period.

The following table summarizes RSUs activity:

	2009		2008		2007	
	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share
Beginning nonvested units	1,237,246	$77.88	982,568	$72.91	740,200	$65.24
Issuances	284,825	$83.10	460,423	$84.35	421,003	$83.53
Cancellations	(81,572)	$78.47	(33,490)	$78.72	(74,030)	$71.99
Vestings	(199,135)	$63.57	(172,255)	$64.37	(104,605)	$75.85
Ending nonvested units	1,241,364	$80.96	1,237,246	$77.88	982,568	$72.91
Fair value of shares vested	$12.4 million		$11.1 million		$7.5 million	

At December 31, 2009, there was $45.5 million of total unrecognized compensation expense related to nonvested RSUs which the Company expects to recognize over a weighted average period of 2.5 years.

Director Stock Awards

The Company provides members of the Board of Directors with deferred stock unit grants. A stock unit is the economic equivalent of a share of common stock. Beginning in April 2008, the number of units covered by each grant is equal to $100,000 divided by the fair market value of a share of common stock at the time of the grant, rounded up to the next ten-unit increment. Prior to April 2008, the number of units covered by each grant was equal to $60,000 divided by the fair market value of a share of common stock at the time of the grant, rounded up to the next ten-unit increment. The Company also awards stock units in connection with elective deferrals of director fees and dividend equivalents on existing stock units. Deferred fees and dividend equivalents on existing stock units are converted into stock units on the basis of the market value of the stock at the relevant times. Payment of the value of stock units is scheduled to be made after termination of service as a director. As of December 31, 2009, 2008 and 2007, there were eleven nonemployee directors who held stock units.

The Company recognizes (income) expense for the change in value of equivalent stock units. The following table summarizes activity for stock units related to deferred director fees (dollars in thousands):

	2009		2008		2007	
	Units	Dollars	Units	Dollars	Units	Dollars
Beginning balance	93,221	$ 7,350	74,522	$ 6,522	61,242	$ 4,283
Dividends	2,338	192	1,692	137	1,099	95
Deferred fees	17,950	1,463	17,007	1,460	12,181	1,012
Unit appreciation (depreciation)	—	1,986	—	(769)	—	1,132
Ending balance	113,509	$ 10,991	93,221	$ 7,350	74,522	$ 6,522

NOTE 13 – CAPITAL STOCK

The Company had no shares of preferred stock outstanding as of December 31, 2009, 2008 and 2007. The activity of outstanding common stock and common stock held in treasury was as follows:

	2009		2008		2007	
	Outstanding Common Stock	Treasury Stock	Outstanding Common Stock	Treasury Stock	Outstanding Common Stock	Treasury Stock
Balance at beginning of period	74,781,029	34,878,190	79,459,415	30,199,804	84,067,627	25,590,311
Exercise of stock options, net of 17,050, 2,725 and 3,318 shares swapped in stock-for-stock exchange, respectively	1,672,531	(1,672,531)	950,474	(950,474)	2,427,205	(2,427,205)
Cancellation of shares related to tax withholdings on restricted stock vesting	(12,531)	12,531	(4,874)	4,874	(14,867)	14,867
Settlement of restricted stock units, net of 67,382, 48,488, and 16,739 shares retained, respectively	131,753	(131,753)	101,962	(101,962)	31,057	(29,776)
Settlement of performance share units, net of 12,172 shares retained	25,088	(25,088)	—	—	—	—
Purchase of treasury shares	(4,321,354)	4,321,354	(5,725,948)	5,725,948	(7,051,607)	7,051,607
Balance at end of period	72,276,516	37,382,703	74,781,029	34,878,190	79,459,415	30,199,804

On August 20, 2007, the Company entered into an accelerated share repurchase agreement (ASR) with Goldman, Sachs & Co. (Goldman) to purchase $500 million of its outstanding common stock. The Company paid Goldman $500 million on August 23, 2007, in exchange for an initial delivery of 5,316,007 shares. The ASR was treated as an equity transaction. At settlement, the Company was to receive or pay additional shares of its common stock or cash (at Grainger's option), based upon the volume weighted average price during the term of the agreement. Accordingly, on January 4, 2008, the Company received 415,274 shares of its common stock from Goldman as final settlement of the ASR. A total of 5,731,281 shares were repurchased under the ASR.

NOTE 14 – ACCUMULATED OTHER COMPREHENSIVE EARNINGS

The following table sets forth the components of Accumulated other comprehensive earnings (losses) (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Foreign currency translation adjustments	$ 63,304	$ 3,943	$ 94,683
Postretirement benefit plan			
Prior service (cost) credit	(552)	9,377	10,592
Transition asset	714	857	1,000
Unrecognized losses	(66,430)	(73,966)	(25,405)
Unrecognized (losses) gains on other employment-related benefit plans	(827)	(68)	1,335
Deferred tax asset (liability)	14,708	21,332	(10,034)
Total accumulated other comprehensive earnings (losses)	10,917	(38,525)	72,171
Less: Foreign currency translation adjustments attributable to noncontrolling interest	(1,457)	—	—
Total accumulated other comprehensive earnings (losses) attributable to W.W. Grainger, Inc.	$ 12,374	$(38,525)	$ 72,171

Foreign currency translation adjustments result from the translation of assets and liabilities of foreign subsidiaries. The increase in foreign currency translation adjustments in 2009 was primarily due to the weakening of the U.S. dollar versus the Canadian dollar and Mexican peso. In 2008, foreign currency translation adjustments decreased primarily due to the strengthening of the U.S. dollar versus the same currencies.

The decrease in unrecognized losses related to the postretirement benefit plan in 2009 was primarily due to an increase in the discount rate and an increase in the return on plan assets, offset by changes in other actuarial assumptions. The increase in unrecognized losses in 2008 was primarily due to the impact of a reduction in discount rates and losses on plan assets.

NOTE 15 – NONCONTROLLING INTEREST

The following table sets forth the effect on W.W. Grainger Inc.'s equity resulting from changes in the Company's ownership interest in MonotaRO Co., Ltd. (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Net earnings attributable to W.W. Grainger, Inc.	$430,466	$475,355	$420,120
Transfers from the noncontrolling interest:			
Increase in W.W. Grainger, Inc. Additional Contributed Capital for MonotaRO stock option exercises	34	—	—
Change from net earnings attributable to W.W. Grainger, Inc. and transfer from noncontrolling interest	$430,500	$475,355	$420,120

NOTE 16 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Income tax expense consisted of the following (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Current provision:			
Federal	$203,375	$246,731	$238,220
State	36,078	39,673	42,401
Foreign	15,860	18,044	15,329
Total current	255,313	304,448	295,950
Deferred tax provision (benefit):			
Federal	16,446	(5,968)	(28,520)
State	2,894	(1,049)	(5,013)
Foreign	1,912	432	(676)
Total deferred	21,252	(6,585)	(34,209)
Total provision	$276,565	$297,863	$261,741

Net earnings before income taxes by geographical area consisted of the following (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
United States	$679,648	$731,315	$646,762
Foreign	27,689	41,903	35,099
	$707,337	$773,218	$681,861

The income tax effects of temporary differences that gave rise to the net deferred tax asset were (in thousands of dollars):

	As of December 31,		
	2009	2008	2007
Deferred tax assets:			
Inventory	$ 11,554	$ 22,674	$ 19,577
Accrued expenses	29,262	29,966	30,295
Accrued employment-related benefits	163,333	144,125	111,147
Foreign operating loss carryforwards	12,547	10,833	10,239
Property, buildings and equipment	—	921	3,189
Other	13,947	11,352	8,064
Deferred tax assets	230,643	219,871	182,511
Less valuation allowance	(20,810)	(15,977)	(13,551)
Deferred tax assets, net of valuation allowance	$209,833	$203,894	$168,960
Deferred tax liabilities:			
Purchased tax benefits	$ (5,178)	$ (5,812)	$ (6,779)
Property, buildings and equipment	(7,318)	—	—
Intangibles	(67,821)	(17,083)	(16,884)
Software	(8,835)	(12,774)	(9,710)
Prepaids	(22,889)	(21,893)	(16,625)
Foreign currency gain	(10,020)	(2,206)	(13,661)
Deferred tax liabilities	(122,061)	(59,768)	(63,659)
Net deferred tax asset	$ 87,772	$144,126	$105,301
The net deferred tax asset is classified as follows:			
Current assets	$ 42,023	$ 52,556	$ 56,663
Noncurrent assets	79,472	97,442	54,658
Noncurrent liabilities (foreign)	(33,723)	(5,872)	(6,020)
Net deferred tax asset	$ 87,772	$144,126	$105,301

At December 31, 2009, the Company had $44.8 million of operating loss carryforwards related primarily to foreign operations, some of which begin to expire in 2010. The valuation allowance represents a provision for uncertainty as to the realization of the tax benefits of these carryforwards. In addition, the Company recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized.

The changes in the valuation allowance were as follows (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Beginning balance	$ 15,977	$ 13,551	$ 13,461
Increase related to foreign net operating loss carryforwards	4,833	86	1,329
Increase (decrease) related to capital losses and other	—	2,340	(1,239)
Ending balance	$ 20,810	$ 15,977	$ 13,551

A reconciliation of income tax expense with federal income taxes at the statutory rate follows (in thousands of dollars):

	For the Years Ended December 31,		
	2009	2008	2007
Federal income tax at the 35% statutory rate	$247,568	$270,626	$238,651
State income taxes, net of federal income tax benefit	25,332	25,105	24,302
Other – net	3,665	2,132	(1,212)
Income tax expense	$276,565	$297,863	$261,741
Effective tax rate	39.1%	38.5%	38.4%

Undistributed earnings of foreign subsidiaries at December 31, 2009, amounted to $59.2 million. No provision for deferred U.S. income taxes has been made for these subsidiaries because the Company intends to permanently reinvest such earnings in those foreign operations.

On January 1, 2007, the Company adopted the provisions of ASC 740. As a result, the Company recognized a decrease of approximately $0.9 million in the liability for tax uncertainties, which resulted in an increase to the January 1, 2007, balance of Retained earnings.

The changes in the liability for tax uncertainties, excluding interest, are as follows (in thousands of dollars):

	2009	2008	2007
Balance at beginning of year	$24,364	$13,568	$15,274
Additions based on tax positions related to the current year	6,743	13,016	3,060
Additions for tax positions of prior years	362	735	—
Reductions for tax positions of prior years	(2,856)	(2,900)	(4,729)
Reductions due to statute lapse	(1,961)	—	—
Settlements (audit payments) refunds – net	(112)	(55)	(37)
Balance at end of year	$26,540	$24,364	$13,568

The Company classifies the liability for tax uncertainties in Deferred income taxes and tax uncertainties. Included in this amount is $8.1 million, $7.4 million and $3.3 million at December 31, 2009, 2008 and 2007, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Any changes in the timing of deductibility of these items would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authorities to an earlier period.

The Company regularly undergoes examination of its federal income tax returns by the Internal Revenue Service (IRS). Tax years through 2005 are closed. Although the Company is not currently under examination by the IRS nor under notice of a pending examination, a recently acquired subsidiary is under examination for tax year 2008. The Company is also subject to state and local income tax audits and foreign jurisdiction tax audits. The Company's tax years 2002 – 2009 remain subject to state and local audits. Tax years 2004 – 2009 remain open to foreign audits. Two of the Company's foreign subsidiaries are currently under audit. The estimated amount of liability associated with the Company's uncertain tax positions may decrease within the next twelve months due to expiring statutes, tax payments or audit activity.

The Company recognizes interest expense in the provision for income taxes. During 2009, the Company recognized a benefit of $0.5 million for interest. During 2008 and 2007, the Company recognized expense of $0.8 million and $0.7 million, respectively. As of December 31, 2009, 2008 and 2007, respectively, the Company accrued $1.4 million, $1.9 million and $1.1 million for interest.

NOTE 17 – EARNINGS PER SHARE

In June 2008, the FASB issued authoritative guidance which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

Effective January 1, 2009, the Company adopted this new authoritative guidance. The Company's unvested share-based payment awards, such as certain Performance Shares, Restricted Stock and Restricted Stock Units that contain nonforfeitable rights to dividends, meet the criteria of a participating security. The adoption has changed the methodology of computing the Company's earnings per share to the two-class method from the treasury stock method. As a result, the Company has restated previously reported earnings per share. This change has not affected previously reported consolidated net earnings or net cash flows from operations. Under the two-class method, earnings are allocated between common stock and participating securities. The presentation of basic and diluted earnings per share is required only for each class of common stock and not for participating securities. As such, the Company will present basic and diluted earnings per share for its one class of common stock.

The two-class method includes an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and undistributed earnings for the period. The Company's reported net earnings is reduced by the amount allocated to participating securities to arrive at the earnings allocated to common stock shareholders for purposes of calculating earnings per share.

The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock or the two-class method. The Company has determined the two-class method to be the more dilutive. As such, the earnings allocated to common stock shareholders in the basic earnings per share calculation is adjusted for the reallocation of undistributed earnings to participating securities to arrive at the earnings allocated to common stock shareholders for calculating the diluted earnings per share.

The Company had additional outstanding stock options of 2.6 million for the year ended December 31, 2008 that were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock.

The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in thousands of dollars, except for share and per share amounts):

	For the Years Ended December 31,		
	2009	2008	2007
Net earnings attributable to W.W. Grainger, Inc. as reported	$430,466	$475,355	$420,120
Less: Distributed earnings available to participating securities	(2,990)	(2,560)	(1,707)
Less: Undistributed earnings available to participating securities	(7,059)	(7,935)	(5,428)
Numerator for basic earnings per share – Undistributed and distributed earnings available to common shareholders	420,417	464,860	412,985
Add: Undistributed earnings allocated to participating securities	7,059	7,935	5,428
Less: Undistributed earnings reallocated to participating securities	(6,957)	(7,804)	(5,316)
Numerator for diluted earnings per share – Undistributed and distributed earnings available to common shareholders	$420,519	$464,991	$413,097
Denominator for basic earnings per share – weighted average shares	73,786,346	76,579,856	82,403,958
Effect of dilutive securities	1,105,506	1,307,764	1,769,423
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive securities	74,891,852	77,887,620	84,173,381
Earnings per share Two-class method			
Basic	$ 5.70	$ 6.07	$ 5.01
Diluted	$ 5.62	$ 5.97	$ 4.91

NOTE 18 – SEGMENT INFORMATION

Effective January 1, 2009, the Company revised its segment disclosure. The Company has two reportable segments: the United States and Canada. In the first quarter of 2009, the Company integrated the Lab Safety Supply business into the Grainger Industrial Supply business and results are now reported under the United States segment. The Canada segment reflects the results for Acklands – Grainger Inc., the Company's Canadian branch-based distribution business. Other Businesses include the following: MonotaRO Co., Ltd. (Japan), Grainger, S.A. de C.V. (Mexico), Grainger Industrial Supply India Private Limited (India), Grainger Caribe Inc. (Puerto Rico), Grainger China LLC (China) and Grainger Panama S.A. (Panama). These businesses generate revenue through the distribution of facilities maintenance products and provide related services and information. Prior year segment amounts have been restated in a consistent manner.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment transfer prices are established at external selling prices, less costs not incurred due to a related party sale.

Following is a summary of segment results (in thousands of dollars):

	2009			
	United States	Canada	Other Businesses	Total
Total net sales	$5,445,390	$651,166	$165,051	$6,261,607
Intersegment net sales	(39,057)	(154)	(405)	(39,616)
Net sales to external customers	5,406,333	651,012	164,646	6,221,991
Segment operating earnings (losses)	735,586	43,742	(11,634)	767,694
Segment assets	2,281,731	545,866	333,955	3,161,552
Depreciation and amortization	117,821	10,769	6,593	135,183
Additions to long-lived assets	$ 219,393	$ 15,680	$134,650	$ 369,723

	2008			
	United States	Canada	Other Businesses	Total
Total net sales	$6,057,828	$727,989	$111,732	$6,897,549
Intersegment net sales	(46,992)	(127)	(398)	(47,517)
Net sales to external customers	6,010,836	727,862	111,334	6,850,032
Segment operating earnings (losses)	840,408	54,263	(11,827)	882,844
Segment assets	2,310,484	448,660	133,111	2,892,255
Depreciation and amortization	112,126	10,506	4,574	127,206
Additions to long-lived assets	$ 149,675	$ 24,337	$ 32,469	$ 206,481

	2007			
	United States	Canada	Other Businesses	Total
Total net sales	$5,729,327	$636,524	$ 93,516	$6,459,367
Intersegment net sales	(41,160)	—	(193)	(41,353)
Net sales to external customers	5,688,167	636,524	93,323	6,418,014
Segment operating earnings (losses)	731,553	44,218	(7,495)	768,276
Segment assets	2,250,266	502,414	71,139	2,823,819
Depreciation and amortization	106,744	10,786	2,464	119,994
Additions to long-lived assets	$ 149,009	$ 10,794	$ 14,771	$ 174,574

Following are reconciliations of the segment information with the consolidated totals per the financial statements (in thousands of dollars):

	2009	2008	2007
Operating earnings:			
Total operating earnings for reportable segments	$ 767,694	$ 882,844	$ 768,276
Unallocated expenses	(102,470)	(100,172)	(97,623)
Total consolidated operating earnings	$ 665,224	$ 782,672	$ 670,653
Assets:			
Total assets for reportable segments	$3,161,552	$2,892,255	$2,823,819
Unallocated assets	564,780	623,162	270,209
Total consolidated assets	$3,726,332	$3,515,417	$3,094,028

	2009		
	Segment Totals	Unallocated	Consolidated Total
Other significant items:			
Depreciation and amortization	$ 135,183	$ 12,348	$ 147,531
Additions to long-lived assets	$ 369,723	$ 2,618	$ 372,341

Geographic information:	Revenues	Long-Lived Assets
United States	$5,362,729	$1,080,053
Canada	653,984	213,962
Other foreign countries	205,278	177,503
	$6,221,991	$1,471,518

	2008		
	Segment Totals	Unallocated	Consolidated Total
Other significant items:			
Depreciation and amortization	$ 127,206	$ 12,364	$ 139,570
Additions to long-lived assets	$ 206,481	$ 7,508	$ 213,989

Geographic information:	Revenues	Long-Lived Assets
United States	$5,953,205	$ 998,529
Canada	731,131	176,174
Other foreign countries	165,696	41,217
	$6,850,032	$1,215,920

	2007		
	Segment Totals	Unallocated	Consolidated Total
Other significant items:			
Depreciation and amortization	$ 119,994	$ 12,005	$ 131,999
Additions to long-lived assets	$ 174,574	$ 25,558	$ 200,132

	Revenues	Long-Lived Assets
Geographic information:		
United States	$5,643,500	$ 961,624
Canada	640,121	206,133
Other foreign countries	134,393	20,135
	$6,418,014	$1,187,892

Long-lived assets consist of property, buildings, equipment, capitalized software, goodwill and other intangibles.

Revenues are attributed to countries based on the ship-to location of the customer.

Unallocated expenses and unallocated assets primarily relate to the Company headquarters' support services, which are not part of any business segment. Unallocated expenses include payroll and benefits, depreciation and other costs associated with headquarters-related support services. Unallocated assets include non-operating cash and cash equivalents, certain prepaid expenses and property, buildings and equipment – net.

The change in the carrying amount of goodwill by segment from January 1, 2007 to December 31, 2009, is as follows (in thousands of dollars):

	United States	Canada	Other Businesses	Total
Balance at January 1, 2007	$ 90,223	$120,448	$ —	$ 210,671
Acquisition	1,473	—	—	1,473
Translation	—	20,884	—	20,884
Balance at December 31, 2007	91,696	141,332	—	233,028
Acquisitions	2,372	4,381	—	6,753
Translation	—	(26,622)	—	(26,622)
Balance at December 31, 2008	94,068	119,091	—	213,159
Acquisitions	62,361	67	58,191	120,619
Translation	—	18,748	(1,344)	17,404
Balance at December 31, 2009	$ 156,429	$137,906	$ 56,847	$ 351,182

NOTE 19 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly information for 2009 and 2008 is as follows (in thousands of dollars, except for per share amounts):

	2009 Quarter Ended				
	March 31	June 30	September 30	December 31	Total
Net sales	$1,465,248	$1,533,263	$1,589,665	$1,633,815	$6,221,991
Cost of merchandise sold	835,833	908,295	929,720	949,617	3,623,465
Gross profit	629,415	624,968	659,945	684,198	2,598,526
Warehousing, marketing and administrative expenses	470,201	471,039	473,225	518,837	1,933,302
Operating earnings	159,214	153,929	186,720	165,361	665,224
Net earnings attributable to W.W. Grainger, Inc.	96,378	92,466	144,564	97,058	430,466
Earnings per share – basic	1.27	1.23	1.91	1.29	5.70
Earnings per share – diluted	$ 1.25	$ 1.21	$ 1.88	$ 1.27	$ 5.62

	2008 Quarter Ended				
	March 31	June 30	September 30	December 31	Total
Net sales	$1,661,046	$1,756,856	$1,839,475	$1,592,655	$6,850,032
Cost of merchandise sold	981,112	1,050,979	1,097,127	912,592	4,041,810
Gross profit	679,934	705,877	742,348	680,063	2,808,222
Warehousing, marketing and administrative expenses	494,111	521,042	510,891	499,506	2,025,550
Operating earnings	185,823	184,835	231,457	180,557	782,672
Net earnings attributable to W.W. Grainger, Inc.	114,238	113,179	140,023	107,915	475,355
Earnings per share – basic	1.44	1.44	1.80	1.39	6.07
Earnings per share – diluted	$ 1.41	$ 1.42	$ 1.77	$ 1.37	$ 5.97

NOTE 20 – CONTINGENCIES AND LEGAL MATTERS

The Company has been named, along with numerous other nonaffiliated companies, as a defendant in litigation in various states involving asbestos and/or silica. These lawsuits typically assert claims of personal injury arising from alleged exposure to asbestos and/or silica as a consequence of products purportedly distributed by the Company. As of February 2, 2010, the Company is named in cases filed on behalf of approximately 1,900 plaintiffs in which there is an allegation of exposure to asbestos and/or silica. The Company has denied, or intends to deny, the allegations in all of the above-described lawsuits.

In 2009, lawsuits relating to asbestos and/or silica and involving approximately 470 plaintiffs were dismissed with respect to the Company, typically based on the lack of product identification. If a specific product distributed by the Company is identified in any of these lawsuits, the Company would attempt to exercise indemnification remedies against the product manufacturer. In addition, the Company believes that a substantial number of these claims are covered by insurance. The Company has entered agreements with its major insurance carriers relating to the scope, coverage and costs of defense. While the Company is unable to predict the outcome of these lawsuits, it believes that the ultimate resolution will not have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is a party to a contract with the United States General Services Administration (the "GSA") first entered into in 1999 and subsequently extended in 2004. The GSA contract had been the subject of an audit performed by the GSA's Office of the Inspector General. In December 2007, the Company received a letter from the Commercial Litigation Branch of the Civil Division of the Department of Justice (the "DOJ") regarding the GSA contract. The letter suggested that the Company had not complied with its disclosure obligations and the contract's pricing provisions, and had potentially overcharged government customers under the contract.

Discussions relating to the Company's compliance with its disclosure obligations and the contract's pricing provisions are ongoing. The timing and outcome of these discussions are uncertain and could include settlement or civil litigation by the DOJ to recover, among other amounts, treble damages and penalties under the False Claims Act. While this matter is not expected to have a material adverse effect on the Company's financial position, an unfavorable resolution could result in significant payments by the Company. The Company continues to believe that it has complied with the GSA contract in all material respects.

The Company is a party to a contract with the United States Postal Service (the "USPS") entered into in 2003 covering the sale of certain Maintenance Repair and Operating Supplies (the "MRO Contract"). The Company received a subpoena dated August 29, 2008, from the USPS Office of Inspector General seeking information about the Company's pricing compliance under the MRO Contract. The Company has provided responsive information to the USPS but no substantive discussions have yet begun.

The Company is also a party to a contract with the USPS entered into in 2001 covering the sale of certain janitorial and custodial items (the "Custodial Contract"). The Company received a subpoena dated June 30, 2009, from the USPS Office of Inspector General seeking information about the Company's pricing practices and compliance under the Custodial Contract. The Company has provided responsive information to the USPS but no substantive discussions have yet begun.

The timing and outcome of the USPS investigations of the MRO Contract and the Custodial Contract are uncertain and could include settlement or civil litigation by the USPS to recover, among other amounts treble damages and penalties under the False Claims Act. While these matters are not expected to have a material adverse effect on the Company's financial position, an unfavorable resolution could result in significant payments by the Company. The Company continues to believe that it has complied with each of the MRO Contract and the Custodial Contract in all material respects.

In addition to the foregoing, from time to time the Company is involved in various other legal and administrative proceedings that are incidental to its business, including claims relating to product liability, premises liability, general negligence, environmental issues, employment, intellectual property and other matters. As a government contractor selling to Federal, state and local governmental entities, the Company is also subject to governmental or regulatory inquiries or audits or other proceedings, including those related to pricing compliance. It is not expected that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position or results of operations.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Grainger has duly issued this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: February 25, 2010

W.W. GRAINGER, INC.

By: James T. Ryan
James T. Ryan
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of Grainger on February 25, 2010, in the capacities indicated.

James T. Ryan
James T. Ryan
Chairman, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Ronald L. Jadin
Ronald L. Jadin
Senior Vice President
and Chief Financial Officer
(Principal Financial Officer)

Gregory S. Irving
Gregory S. Irving
Vice President and Controller
(Principal Accounting Officer)

Richard L. Keyser
Richard L. Keyser
Chairman Emeritus

Brian P. Anderson
Brian P. Anderson
Director

Wilbur H. Gantz
Wilbur H. Gantz
Director

V. Ann Hailey
V. Ann Hailey
Director

William K. Hall
William K. Hall
Director

Stuart L. Levenick
Stuart L. Levenick
Director

John W. McCarter, Jr.
John W. McCarter, Jr.
Director

Neil S. Novich
Neil S. Novich
Director

Michael J. Roberts
Michael J. Roberts
Director

Gary L. Rogers
Gary L. Rogers
Director

James D. Slavik
James D. Slavik
Director

Harold B. Smith
Harold B. Smith
Director

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXHIBIT 23

We consent to the incorporation by reference in the Registration Statements (Form S-8 No.'s 33-43902, 333-24215, 333-61980, 333-105185, 333-124356 and Form S-4 No. 33-32091) of W.W. Grainger, Inc. and in the related prospectuses of our reports dated February 25, 2010, with respect to the consolidated financial statements of W.W. Grainger, Inc. and the effectiveness of internal control over financial reporting of W.W. Grainger, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2010

CERTIFICATION

I, J. T. Ryan, certify that:

1. I have reviewed this Annual Report on Form 10-K of W.W. Grainger, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: J. T. Ryan

Name: J. T. Ryan

Title: Chairman, President and Chief Executive Officer

CERTIFICATION

I, R. L. Jadin, certify that:

1. I have reviewed this Annual Report on Form 10-K of W.W. Grainger, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: R. L. Jadin

Name: R. L. Jadin

Title: Senior Vice President and Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, J. T. Ryan, Chairman, President and Chief Executive Officer of W.W. Grainger, Inc. ("Grainger"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of Grainger for the annual period ended December 31, 2009, (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Grainger.

J. T. Ryan
J. T. Ryan
Chairman, President and
Chief Executive Officer

February 25, 2010

EXHIBIT 32(b)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, R. L. Jadin, Senior Vice President and Chief Financial Officer of W.W. Grainger, Inc. ("Grainger"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of Grainger for the annual period ended December 31, 2009, (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Grainger.

R. L. Jadin

R. L. Jadin
Senior Vice President
and Chief Financial Officer

February 25, 2010

Shareholder and Media Information

Company Headquarters
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045-5201
847.535.1000 Phone
847.535.0878 Fax

Annual Meeting
The 2010 Annual Meeting of Shareholders will be held at the company's headquarters in Lake Forest, Ill., at 10:00 a.m. CDT on Wednesday, April 28, 2010.

Auditors
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Common Stock Listing
The company's common stock is listed on the New York and Chicago stock exchanges under the trading symbol GWW.

Transfer Agent, Registrar and Dividend Disbursing Agent
Instructions and inquiries regarding transfers, certificates, changes of title or address, lost or missing dividend checks, consolidation of accounts and elimination of multiple mailings should be directed to:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800.446.2617

Dividend Direct Deposit
Shareholders of record have the opportunity to have their quarterly dividends electronically deposited directly into their checking, money market or savings accounts at financial institutions that participate in the automated clearinghouse system.

Shareholders who are interested in taking advantage of this service or would like more information on the program should contact Computershare at the above address.

Investor Relations Contacts
Nancy A. Hobor
Senior Vice President, Communications and Investor Relations
847.535.0065

Ernest L. Duplessis
Vice President, Investor Relations
847.535.4356

William D. Chapman
Director, Investor Relations
847.535.0881

Upon written request to Investor Relations, we will provide, free of charge, a copy of our Form 10-K for the fiscal year ended December 31, 2009.

Grainger's Annual Report, Form 10-K, Form 10-Q, proxy statement and other filings with the Securities and Exchange Commission, as well as the Fact Book and news releases including quarterly earnings and monthly sales, can be accessed free of charge at the Investor Relations section of the company's Web site at www.grainger.com/investor. For more information, contact Investor Relations at 847.535.1000.

Requests for other company-related information should be made to Cristen L. Kogl, Corporate Secretary, at the company's headquarters.

Media Relations Contacts
Janis K. Tratnik
Director, Corporate Communications
847.535.4339

Erin G. Ptacek
Director, Corporate Brand and Reputation
847.535.1543

Trademarks
ACKLANDS – GRAINGER, ACKLANDS GRAINGER, CONDOR, FOR THE ONES WHO GET IT DONE, GRAINGER, GRAINGER FOR THE ONES WHO GET IT DONE, GRAINGER INDUSTRIAL SUPPLY, the GRAINGER logo, GRAINGER TOOLS FOR TOMORROW, GRAINGER.COM, GRAINGER.COM.MX, LUMAPRO, and WESTWARD are the trademarks or service marks of W.W. Grainger, Inc., which may be registered in the United states and/or other countries.

AIR HANDLER, DAYTON, DEM-KOTE, and SPEEDAIRE are the trademarks or service marks of Dayton Electric Manufacturing Co., a wholly owned subsidiary of W.W. Grainger, Inc., which may be registered in the United States and/or other countries.

IMPERIAL is the trademark of Imperial Supplies LLC, an indirect wholly owned subsidiary of W.W. Grainger, Inc., which may be registered in the United States and/or other countries.

LAB SAFETY and LAB SAFETY SUPPLY are the trademarks or service marks of GHC Specialty Brands, LLC, a wholly owned subsidiary of W.W. Grainger, Inc., which may be registered in the United States and/or other countries.

All other trademarks and service marks are the property of their respective owners.

Forward-Looking Statements
This Annual Report and Form 10-K contain statements that are not historical in nature but concern future results and business plans, strategies and objectives and other matters that may be deemed to be "forward-looking statements" under federal securities laws. Grainger has generally identified such forward-looking statements in this Annual Report by using words such as "believe", "continue", "expect", "gain market share", "goal", "goals", "intent", "objectives", "opportunity", "plan", "plans", "strategic areas of focus", "will" or similar expressions.

Grainger cannot guarantee that any forward-looking statement will be realized although Grainger does believe that its assumptions underlying its forward-looking statements are reasonable. Achievement of future results is subject to risks and uncertainties which could cause Grainger's results to differ materially from those which are presented.

Factors that could cause actual results to differ materially from those presented or implied in a forward-looking statement include, without limitation: higher product costs or other expenses; a major loss of customers; loss or disruption of source of supply; increased competitive pricing pressures; failure to develop or implement new technologies or business strategies; the outcome of pending and future litigation or governmental or regulatory proceedings; investigations, inquiries, audits and changes in laws and regulations; disruption of information technology or data security systems; general industry or market conditions; general global economic conditions; currency exchange rate fluctuations; market volatility; commodity price volatility; labor shortages; facilities disruptions or shutdowns; higher fuel costs or disruptions in transportation services; natural and other catastrophes; unanticipated weather conditions; and the factors identified in Item 1A, Risk Factors of the Form 10-K for the fiscal year ended December 31, 2009.

Caution should be taken not to place undue reliance on Grainger's forward-looking statements, and Grainger undertakes no obligation to publicly update the forward-looking statements, whether as a result of new information, future events or otherwise.


GRAINGER
FOR THE ONES WHO GET IT DONE

Headquarters
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045-5201
847.535.1000
www.grainger.com